
BECAUSE SIZE DOES MATTER

MENTOR CORPORATION

2002

EAST RECONSTRUCTION

GMENTATION

BLADDER MANAGEMENT

LIPOSUCTION

BLADDER CONTROL

PROSTATE CANCER

ERECTILE DYSFUNCTION

MENTOR


4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32
3


3
YEARS OF CONTINUOUS GROWTH

33 YEARS OF CONTINUOUS GROWTH, AND NOW RECORD SALES UP OVER 19%! NET INCOME UP 30%. EARNINGS UP 29% PER SHARE. THAT HAPPENS BECAUSE AT MENTOR WE'RE COMMITTED TO DESIGNING REMARKABLE PRODUCTS THAT OUR CUSTOMERS WANT AND NEED. PRODUCTS THAT ENHANCE OUR APPEARANCE, BOOST OUR CONFIDENCE AND BROADEN OUR HORIZONS. PRODUCTS THAT EXTEND AND ENLARGE OUR LIVES...

BECAUSE SIZE MATTERS.

$320+

IN MILLIONS

92 93 94 95 96 97 98 99 00 01 02

NET SALES

MENTOR CORPORATION



ABOUT

MENTOR CORPORATION

MENTOR CORPORATION PRODUCES SPECIALIZED MEDICAL DEVICES THAT ARE MARKETED THROUGHOUT THE WORLD.

We create products that improve the quality of life for patients, facilitate surgical procedures and reduce the cost of medical care through technical innovation. Our products enable physicians to provide better solutions to the problems of prostate cancer, erectile dysfunction, urinary incontinence, breast reconstruction and augmentation.

Mentor conducts research and development and manufacturing operations at a number of facilities in the United States, France, England, and The Netherlands, and has numerous sales offices throughout the world. The company has about 2,000 employees worldwide.

Mentor Corporation has operated continuously since 1969. Company headquarters are in Santa Barbara, California.

www.mentorcorp.com

MILLION DOLLARS IN TOTAL AESTHETIC SURGERY SALES

ENHANCING
OUR PROFILE

This year more than 200,000 women will choose to change the size and shape of their breasts. Another 190,000 will face breast cancer, of whom 65,000 will opt for reconstructive surgery. Chances are a majority of these women will have Mentor implants. And that should enhance our profile – as well as theirs.

BREAST RECONSTRUCTION AND AUGMENTATION TRENDS

□ = Reconstruction ▩ = Augmentation



65
240
62
217
60
203
63
168
53
133

X = Timeline Y = No. of procedures in thousands

MENTOR CORPORATION

Nº 100

YES! WE MAKE BREAST IMPLANTS – MAMMARY PROSTHESES FOR THE RECONSTRUCTION AND AUGMENTATION MARKETS. THEY ARE THE LARGEST COMPONENT OF OUR AESTHETIC BUSINESS AND TOGETHER WITH PRODUCTS FOR LIPOSUCTION ACCOUNTED FOR OVER $163 MILLION IN REVENUES THIS PAST YEAR. IT'S PART OF A $500 MILLION AESTHETIC SURGERY MARKET, ONE OF THE FASTEST GROWING FIELDS IN MEDICAL PRACTICE TODAY. WE COULD DESCRIBE ALL OF THE VARIOUS TYPES, SIZES AND SHAPES OF OUR IMPLANTS, THE QUALITY OF MATERIALS USED AND THE EXTENSIVE SAFETY TESTING BEHIND EVERY SALINE OR GEL-FILLED BREAST IMPLANT. WE COULD GIVE GOOD REASON AS TO WHY A WOMAN MIGHT CONSIDER AUGMENTATION – SUCH AS TO GAIN PROPORTION OR TO REGAIN WHAT MIGHT HAVE BEEN LOST THROUGH PREGNANCY OR AGE. BUT IN THE FINAL ANALYSIS, WE MAKE BREAST IMPLANTS BECAUSE WOMEN WANT THEM AND NEED THEM. AND WE MAKE AND SELL MORE OF THEM THAN ANY OTHER COMPANY IN THE WORLD. BECAUSE THE OLD ADAGE STILL HOLDS TRUE... SIZE DOES MATTER.

PERCENT OF IMPOTENT MEN DO NOT RESPOND TO DRUG THERAPY

SATISFYING
OUR PARTNERS

In North America alone some 30 million men confront the painful reality of impotence (erectile dysfunction). Most of these men can be treated with drugs, but for at least 30% of them drug treatment will not be effective. For all of these men there is a sure cure – the penile implant from Mentor. ***And that would be satisfying to their partners – as well as ours.***

ERECTILE DYSFUNCTION TRENDS FOR NORTH AMERICAN MEN


1
6
7
9
10

X = No. of men seeking erectile dysfunction treatment in millions   Y = Timeline

MENTOR CORPORATION

200

WE ALSO MAKE PENILE IMPLANTS – DEPENDABLE PENILE PROSTHESES FOR THE TREATMENT OF ERECTILE DYSFUNCTION. THEY HAVE A 20-YEAR TRACK RECORD WITH WELL OVER 65,000 MEN SUCCESSFULLY TREATED. TALK ABOUT SOME POTENT NUMBERS! WE COULD DESCRIBE IN GREAT DETAIL THE ADVANCED BIO-ENGINEERING INVOLVED AND THE MANY LIVES THAT THIS PRODUCT HAS HELPED BRING BACK TOGETHER. WE COULD CERTAINLY BOAST OF ITS RELIABILITY AND EVEN ITS TREMENDOUS POTENTIAL IN A RISING MARKET. BUT WHEN YOU TAKE MEASURE OF IT ALL, WE MAKE PENILE IMPLANTS BECAUSE MEN NEED THEM AND WANT THEM. BECAUSE ONCE AGAIN, IN EVERY ASPECT OF OUR BUSINESS AND OUR DAILY LIVES...SIZE DOES INDEED MATTER.

	PERCENT OF PEOPLE WITH URINARY INCONTINENCE CAN BE SUCCESSFULLY TREATED

BOOSTING

INVESTOR CONFIDENCE

Over 11 million women suffer from stress incontinence in the United States. This condition is treatable with a surgical procedure utilizing an implantable pubo-vaginal sling. To date over 50,000 have been cured of stress incontinence with Mentor slings. That's 50,000 women who no longer face the embarrassment, insecurity and discomfort of involuntary urine loss. And that should be a boost to their confidence – as well as ours.

SURGICAL INCONTINENCE MARKET


167
151
135
118
99

X = No. of procedures performed in thousands Y = Timeline




MENTOR CORPORATION
WE MANUFACTURE OVER 100 MILLION UROLOGICAL DEVICES EACH YEAR – PART OF AN INCREDIBLE ARRAY OF PRODUCTS THAT DRAMATICALLY IMPROVE THE DAY-TO-DAY MANAGEMENT OF ADULT AND PEDIATRIC URINARY INCONTINENCE. IT'S A DIVERSE PRODUCT LINE THAT ADDS UP TO 20% OF OUR TOTAL BUSINESS, TOPPING $70 MILLION IN ANNUAL SALES. TRUE, WE COULD DESCRIBE OUR COMFORTABLE AND CONVENIENT FEMALE PESSARIES AND EXTERNAL MALE CATHETER SYSTEMS. WE COULD ELABORATE ON THE EMOTIONAL AND PSYCHOLOGICAL BENEFITS, THE REGAINED SELF-CONFIDENCE AND SENSE OF FREEDOM THAT OUR SURGICAL SLINGS BRING TO OUR MANY INCONTINENT PATIENTS. BUT ULTIMATELY WE'RE IN THE BUSINESS OF BLADDER CONTROL BECAUSE THAT'S WHAT OUR CUSTOMERS WANT AND NEED. WE BUILD OUR CUSTOMER'S CONFIDENCE, SO OUR SHAREHOLDERS CAN BE CONFIDENT, TOO.

PERCENT OF PROSTATE CANCERS NOW TREATED WITH BRACHYTHERAPY SEEDS

PROTECTING
OUR ASSETS

Over 189,000 new cases of prostate cancer are diagnosed each year in the U.S. The second most common form of cancer among men, it alone accounts for 11% of all male cancer-related deaths. Through early detection and treatment, it can be survived. Of all the treatment options, one delivers high success rates with few permanent side effects – brachytherapy seeding. And that's how we protect their assets – as well as ours.

BRACHYTHERAPY TRENDS



52
54
59
66
74

X = No. of procedures performed in thousands Y = Timeline

MENTOR CORPORATION



WE MARKET RADIOACTIVE BRACHYTHERAPY SEEDS AS A TREATMENT FOR PROSTATE CANCER. OUR SEEDS HAVE ALREADY SUCCESSFULLY TREATED OVER 24,000 PATIENTS WITH FEWER SIDE EFFECTS AND A LOWER COST THAN SURGERY. WE COULD GO ON TO DETAIL JUST HOW SEEDING WORKS AND ALL OF ITS DOCUMENTED BENEFITS – ITS SHORT RECOVERY PERIOD AND ITS LONG-TERM SUCCESS RATES. BUT SUFFICE IT TO SAY THAT WE'VE BECOME A LEADER IN BRACHYTHERAPY SEEDING BECAUSE IT'S RIGHT FOR OUR CUSTOMERS, AND RIGHT FOR OUR INVESTORS AS WELL. BECAUSE WHETHER WE'RE GROWING THE COMPANY OR REDUCING PROSTATE TUMORS, IN EACH OF THEIR OWN WAYS – SIZE TRULY DOES MATTER.

DEAR SHAREHOLDERS

BECAUSE SIZE DOES MATTER – WE WORK HARD TO GROW OUR COMPANY.

AND THIS YEAR WE ACHIEVED THE LARGEST INCREASES IN OUR HISTORY!

CHECK IT OUT
WE GREW REVENUES BY OVER $50 MILLION, AN INCREASE OF 19 PERCENT.
WE GREW OPERATING INCOME BY OVER 37 PERCENT.
WE GREW NET INCOME BY MORE THAN 30 PERCENT.
WE GREW EARNINGS PER SHARE BY 29 PERCENT.

And we did it in a bad year and a down economy. We accomplished these things through a Balanced Growth Strategy to increase the size of our business, increase the size of our earnings, and thereby increase the value of our stock.

Mentor's Balanced Growth Strategy is made possible by our three major strengths:

MARKETING ASCENDANCY	TECHNICAL INNOVATION	FINANCIAL VIGOR

MARKETING ASCENDANCY

Mentor has carved out leading marketing positions in the fields of aesthetic surgery and urology. We build enduring customer relationships and we now hold the number one or number two market share for almost every product we sell. We have very strong market franchises in which to launch new products, whether internally developed, acquired externally, or brought in through a partnership relationship.

We are building on our marketing strength for global expansion. The same principles that made Mentor a leader in domestic markets are also effective overseas. Last year we did over $100 million in sales outside the United States, almost a third of our business. We have already established a strong direct sales presence in Europe and we see excellent prospects for expansion in the Far East and South America.

MENTOR CORPORATION





NAME Christopher J. Conway

TITLE CEO

SIGNATURE

TECHNICAL INNOVATION

Innovative design and superior technology have made Mentor products the best in their fields. We compete on performance, not on price. Superior performance through better technology has been a key reason for our success in the marketplace. When we introduce a new product our sales force is confident that it will meet customer needs better than any available alternative. New product development has been the driver of our past growth, and it will drive our growth in the future.

We have an extensive research & development program, with projects underway at R&D facilities in California, Minnesota, Texas, England, France and The Netherlands. Some of these projects are still several years from fruition, some are closer, and some are currently undergoing review by the FDA. We expect to introduce several new products to U.S. markets in the current year.

FINANCIAL VIGOR

Mentor today is in the strongest financial position in our history. We have a solid balance sheet with a strong cash position and no long-term debt. Operating efficiencies bring us a good return on assets and a healthy cash flow (check page 15 of this report for comparisons). In the last two years we have expended a great deal of cash on dividends, stock repurchases, capital investments and acquisitions; nevertheless our cash position has continued to grow and is now bigger than ever.

We have the financial resources to support our drive to global expansion and our new product development programs. Furthermore, we also have the resources to drive our growth through strategic acquisitions. As our past acquisitions demonstrate, we will not squander resources to add mere bulk or the illusion of progress. We are value-oriented strategic buyers and we will acquire only those companies, product lines or technologies that fit our expansion strategy and add to our earnings.

These three elements — marketing power, product innovation and financial strength — give us a balanced approach to growth. Any one of them is a growth driver taken alone. Together they are a powerful combination that will make Mentor a much bigger company.

Because, after all, size does matter!

Christopher J. Conway
CEO


NET INCOME
IN MILLIONS
2002
$42
2001
$32
2000
$29
EARNINGS PER SHARE
2002
$1.71
2001
$1.32
2000
$1.16

2002 FINANCIAL HIGHLIGHTS

YEAR ENDED MARCH 31, (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2002	2001	% CHANGE
Net Sales	$ 321,062	$ 268,894	19%
Income from continuing operations	41,820	31,818	31%
Net income	41,820	32,078	30%
Diluted earnings per share-continuing operations	1.71	1.32	30%
Diluted earnings per share	1.71	1.33	29%
Dividends per share	0.12	0.105	
Shareholders' equity	$ 224,178	$ 196,306	
Return on average shareholders' equity	20%	17%	
Number of common shares outstanding at year-end	23,473	23,672	
Cash and marketable securities	$ 74,504	$ 64,438	
Current assets	211,132	188,033	
Current liabilities	84,576	75,572	
Working capital	$ 126,556	$ 112,461	
Current ratio	2.5:1	2.5:1	



SEE HOW WE MEASURE UP

LONG-TERM GROWTH NET SALES (IN MILLIONS)


$350
$300
$250
$200
$150
$100
$50
98
99
00
01
02

STOCK PERFORMANCE

AS OF 21-JUN-2002


+60%
+40%
+20%
0%
-20%
-40%
MNTR
NASDAQ
SEP 01
NOV 01
JAN 02
MAR 02
MAY 02

GROWTH IN EPS vs ONE YEAR AGO


30%
25%
20%
15%
10%
5%
0%
-5%
-10%
MENTOR
INDUSTRY*
S & P 500

OPERATING MARGINS PERCENT OF SALES


1-YEAR
5-YEAR
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
MENTOR
INDUSTRY*
S & P 500

NET PROFIT MARGIN


1-YEAR
5-YEAR
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
MENTOR
INDUSTRY*
S & P 500

RETURN ON ASSETS


1-YEAR
5-YEAR
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
MENTOR
INDUSTRY*
S & P 500

RETURN ON INVESTMENT


1-YEAR
5-YEAR
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
MENTOR
INDUSTRY*
S & P 500

P/E RATIO


50
40
30
20
10
MENTOR
INDUSTRY*
S & P 500



*Industry average of 50 leading medical manufacturers.

FINANCIAL TABLE OF CONTENTS

PAGE

17 Selected Financial Data
18 Management's Discussion and Analysis of Financial Condition and Results of Operations
28 Report of Independent Auditors
29 Consolidated Balance Sheets
30 Consolidated Statements of Income
31 Consolidated Statements of Changes in Shareholders' Equity
33 Consolidated Statements of Cash Flows
34 Notes to Consolidated Financial Statements
51 Valuation and Qualifying Accounts and Reserves
52 Corporate Directory
53 Market for Registrant's Common Equity and Related Shareholder Matters
54 Mentor Around the World

SELECTED FINANCIAL DATA

The following table summarizes certain selected financial data of the Company and should be read in conjunction with the related Consolidated Financial Statements of the Company and accompanying Notes to Consolidated Financial Statements.

YEAR ENDED MARCH 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)	2002[1]	2001[1]	2000	1999	1998
STATEMENT OF INCOME DATA:					
Net sales	$ 321,062	$ 268,894	$ 249,345	$ 204,576	$ 181,613
Gross profit	190,607	164,198	154,687	126,609	121,145
Operating income	57,516	41,787	39,431	30,141	36,786
Income before income taxes -					
Continuing operations	59,216	46,549	42,389	30,888	38,404
Income taxes - continuing operations	17,396	14,731	13,563	10,447	13,575
Income from continuing operations	41,820	31,818	28,826	20,441	24,829
Discontinued operations,					
net of income tax	-	260	7,713	(6,479)	(932)
Net income	$ 41,820	$ 32,078	$ 36,539	$ 13,962	$ 23,897
Basic earnings (loss) per share:					
Continuing operations	$ 1.77	$ 1.35	$ 1.18	$ 0.83	$ 1.00
Discontinued operations	0.00	0.01	0.32	(0.26)	(0.04)
Basic earnings per share	$ 1.77	$ 1.36	$ 1.50	$ 0.57	$ 0.96
Diluted earnings (loss) per share:					
Continuing operations	$ 1.71	$ 1.32	$ 1.16	$ 0.80	$ 0.94
Discontinued operations	0.00	0.01	0.30	(0.25)	(0.03)
Diluted earnings per share	$ 1.71	$ 1.33	$ 1.46	$ 0.55	$ 0.91
Dividends per common share	$ 0.12	$ 0.105	$ 0.10	$ 0.10	$ 0.10
Average outstanding shares:					
Basic	23,639	23,627	24,384	24,550	24,894
Diluted	24,463	24,186	25,084	25,394	26,330
BALANCE SHEET DATA:					
Working capital	$ 126,556	$ 112,461	$ 124,141	$ 106,532	$ 115,656
Total assets	324,636	290,837	230,706	196,011	199,911
Long-term accrued liabilities,					
less current portion	12,873	10,691	-	-	-
Shareholders' equity	$ 224,178	$ 196,306	$ 183,642	$ 158,618	$ 164,685

[1]Results after fiscal 2000 include the impact of the Porgès S.A. acquisition in February 2001.



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In May 1999, the Company announced that its Board of Directors had decided to divest the ophthalmology business, which accounted for approximately 16% of sales in fiscal 1999. The Company substantially completed the sale of the assets of the ophthalmology division in three separate transactions throughout fiscal year 2000. Accordingly, results of operations of the ophthalmic business are reported, on a net basis, as a single line on the financials as discontinued operations.

The following table sets forth various items from the Consolidated Statements of Income as a percentage of net sales for the periods indicated:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Costs and expenses			
Cost of sales	40.6	38.9	38.0
Selling, general, and administrative	34.7	37.3	39.5
Research and development	6.8	7.3	6.7
Restructuring charge	-	0.9	-
Operating income from continuing operations	17.9	15.6	15.8
Interest expense	(0.3)	(0.1)	-
Interest income	0.7	1.6	1.2
Other income, net	0.1	0.3	-
Income from continuing operations before income taxes	18.4	17.4	17.0
Income taxes	5.4	5.5	5.4
Income from continuing operations	13.0	11.9	11.6
Income from discontinued operations, net of income taxes	-	0.1	3.1
Net income	13.0%	12.0%	14.7%

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses Mentor Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

The Company recognizes product revenue, net of discounts, returns, and rebates in accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When the Right of Return Exists," and Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." As required by these standards, revenue is recorded when persuasive evidence of a sales arrangement exists, delivery has occurred, the buyer's price is fixed or determinable, contractual obligations have been satisfied, and collectibility is reasonably assured. These requirements are met, and sales and related cost of sales are recognized primarily upon the shipment of products, or in the case of consignment inventories, upon the notification of usage by the customer. The Company records estimated reductions to revenue for customer programs and other volume-based incentives. Should the actual level of customer participation in these programs differ from those estimated by the Company, additional adjustments to revenue are recorded. The Company also allows credit for products returned within its policy terms. The Company records



at the time of sale an allowance for estimated returns, based on historical experience, recent gross sales levels and any notification of pending returns. Should the actual returns differ from those estimated by the Company, additional adjustments to revenue and cost of sales may be required.

ACCOUNTS RECEIVABLE

The Company markets its products to a diverse customer base, principally throughout the United States, Canada and Western Europe. The Company grants credit terms in the normal course of business to its customers, primarily hospitals, doctors and distributors. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined through review of their current credit information. The Company continuously monitors collections and payments from customers and maintains allowances for doubtful accounts for estimated losses resulting from the inability of some of its customers to make required payments. Estimated losses are based on historical experience and any specifically identified customer collection issues. If the financial condition of the Company's customers, or the economy as whole, were to deteriorate, resulting in an impairment of customers' ability to make payments, additional allowances may be required. These adjustments would be included in selling, general and administrative expenses.

INVENTORIES

The Company values its inventory at the lower of cost, based on the first-in first-out ("FIFO") cost method, or the current estimated market value of the inventory. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions differ from those projected by management, additional inventory valuation adjustments may be required. These adjustments would be included in cost of goods sold.

WARRANTIES AND RELATED RESERVES

The Company provides an accrual for the estimated cost of product warranties and product liability claims at the time revenue is recognized. Such accruals are based on estimates, which are based on relevant factors such as historical experience, the warranty period, estimated costs, levels of insurance and insurance retentions, identified product quality issues, if any, and, to a limited extent, information developed by the insurance company using actuarial techniques. These accruals are analyzed periodically for adequacy. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the warranty obligation is affected by reported rates of product problems and costs incurred in correcting product problems. Should actual reported problem rates or the resulting costs differ from the Company's estimates, adjustments to the estimated warranty liability may be required. These adjustments would be included in selling, general and administrative expenses.

GOODWILL AND INTANGIBLE ASSET IMPAIRMENT

The Company currently evaluates long-lived assets, including goodwill and other intangibles, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In assessing the recoverability of goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets. The Company will adopt SFAS No.142 ("SFAS 142"), "Goodwill and Other Intangible Assets," effective April 1, 2002 and will be required to analyze its goodwill for impairment issues during the first quarter of fiscal 2003, and then on a periodic basis thereafter. These impairment charges would be included in the results of operations.

RESULTS OF OPERATIONS

SALES FOR FISCAL 2002

Sales for fiscal 2002 increased to $321 million from $269 million in 2001, an increase of 19%. Included in fiscal 2002 sales are 12 months of surgical urology and clinical and consumer healthcare product sales relating to the February 2001 acquisition of Porgès S.A., compared to two months of sales included in the fiscal 2001. Porgès product sales accounted for 15 percentage points of the year-to-year growth. Sales also were negatively affected by the continued strength of the U.S. Dollar versus other currencies and the general economic slowdown in the economy. Foreign exchange rate movements had an unfavorable year-to-year impact on international sales of $1.4 million, or less than 1% of consolidated sales.

Sales of surgical urology products increased 52% to $94 million from $62 million in the prior year. This growth primarily resulted from the February 2001 acquisition of Porgès S.A., whose product sales are included in fiscal 2002 sales for the whole year. Porgès product sales accounted for 48 percentage points of the year-to-year growth. Penile implant sales included incremental sales of the Alpha 1 Inflatable device with the new Lockout valve introduced late in fiscal 2000. Brachytherapy sales increased slightly over the prior year as unit sales increases were partially offset as competitive pressures decreased average selling prices.

Sales of aesthetic and general surgery products increased 4% to $163 million from $157 million in the prior year. The Company believes that the modest growth in aesthetic product sales was primarily the result of the general economic slowdown in fiscal 2002, and the events of September 11, 2001. The sales of aesthetic product used in cosmetic surgeries were substantially even with prior year sales, as these product sales are affected more than the Company's other aesthetic products and segments by general economic conditions, as a higher proportion of these cosmetic surgeries are paid directly by the patient. However, the sales of aesthetic products used in reconstructive surgeries increased 21% over prior year sales, as a high proportion of these product sales are reimbursed by third party payers.

Sales of clinical and consumer healthcare products increased 29% to $64 million from $50 million in the prior year. This growth primarily resulted from the February 2001 acquisition of Porgès S.A., whose product sales are included for all of fiscal 2002. Porgès product sales accounted for 24 percentage points of the year-to-year growth. In addition, sales of intermittent self-catheters grew 12% with the introduction of the Self-Cath Plus™ lubricious catheter in fiscal 2002, while there was a slight decline in male external catheter sales of 7%.

SALES FOR FISCAL 2001

Sales for fiscal 2001 increased to $269 million from $249 million in 2000, an increase of 8%. Sales were negatively affected by the continued strength of the U.S. Dollar versus other currencies and the general economic slowdown in the economy. Included in fiscal 2001 are approximately two months of surgical urology and clinical and consumer healthcare product sales from the February 2001 acquisition of Porgès S.A. Porgès product sales accounted for three percentage points of the year-to-year growth. Foreign exchange rate movements had an unfavorable year-to-year impact on international sales of $2.4 million, or approximately 1% of consolidated sales.

Sales of surgical urology products increased 18% to $62 million from $53 million in the prior year. This growth resulted from increased sales of the Suspend® Sling for treating female urinary incontinence, and the February 2001 acquisition of Porgès S.A. Sales of Suspend® benefited from increased acceptance of this pelvic floor reconstruction in the treatment of prolapse.

Sales of aesthetic and general surgery products increased 5% to $157 million from $150 million in the prior year. Sales of products for reconstruction increased 6% while products used in cosmetic augmentation increased 1%. Sales of body contouring (liposuction) products declined by 14% compared to the previous year. The aesthetic product segment is affected more than the Company's other segments by general economic conditions, as a higher proportion of these surgeries are paid directly by the patient.

Sales of clinical and consumer healthcare products increased 7% from the prior year. Strong growth in the sales of intermittent catheters of 12% was partially offset by a slight decline in male external catheter sales. The results include two months of sales from the February 2001 acquisition of Porgès S.A.

The Company's export sales to independent distributors accounted for 4%, 5% and 6% of net sales for fiscal years ended March 31, 2002, 2001 and 2000, respectively. In addition, 28%, 16%, and 13%, respectively, of sales in each year were from the Company's direct international sales offices.

Over the three fiscal years ended March 31, 2002, sales increases, including the effects of acquisitions, have been primarily the result of increased unit sales. General selling price changes have not been significant in recent years.

COST OF SALES

Cost of sales was 40.6% of net sales for fiscal 2002, compared to 38.9% in fiscal 2001. Fiscal 2002 included Porgès product sales for the entire year as opposed to two months in fiscal year 2001. Porgès products have an average cost of sales of approximately 60% as compared to a historic average of 38% for the rest of the Company's products and, consequently, the additional Porgès product sales have diluted the gross margin product mix. This dilution was partially offset by manufacturing efficiencies in the aesthetic and clinical and consumer healthcare products.

Cost of sales was 38.9% of net sales for fiscal 2001, compared to 38.0% in fiscal 2000. The faster growth of products distributed under alliance agreements, such as brachytherapy seeds and the Suspend® Sling, continues to shift the product mix towards products with gross margins of approximately 50%, which is lower than the margin generated by products manufactured and distributed by the Company. In addition, sales of Porgès products late in the fiscal year diluted the gross margin product mix slightly.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses were 34.7% of net sales in fiscal 2002 compared to 37.3%, exclusive of the restructuring charge, in fiscal 2001. The decrease as a percentage of net sales reflects cost savings from the Company's restructuring of corporate staff during the second and third quarters of fiscal 2001 and the recent acquisition of Porgès which has a lower percentage of selling, general and administrative expenses to net sales than the rest of the Company.

Selling, general and administrative expenses, exclusive of the restructuring charge, were 37.3% of net sales in fiscal 2001 compared to 39.5% in fiscal 2000. The decrease reflects lower spending on the Company's direct-to-consumer advertising campaign partially offset by increases in product liability reserves and information technology costs. In addition, cost savings from the Company's restructuring of corporate staff contributed to the improvement.

During fiscal 2001, the Company announced a reduction in corporate staff at its headquarters in Santa Barbara as part of a restructuring move to streamline operations and improve efficiency. Employees affected by the restructuring were provided with a severance package, outplacement counseling and extended benefits to help with the transition. This program resulted in a restructuring charge included in general and administrative expenses of $2.4 million.

RESEARCH AND DEVELOPMENT

Research and development expenses were 6.8% of net sales in fiscal 2002, a slight decrease from 7.3% in fiscal 2001. Overall spending on research and development increased by 11% from the prior year. Fiscal 2002 development costs relate primarily to the Company's automated brachytherapy workstation, accelerated product enhancement projects for existing products and new product development. Fiscal year 2002 also includes research and development costs related to Porgès products, for which research and development expenses as a percentage of net sales have historically been lower than those for the Company's other products. Although the Company has successfully completed several PMAA submissions related to mammary and penile implants in recent years, the amount of spending on research and development is not expected to decrease as the focus of the Company's research and development efforts shifts towards product enhancements and new product development. In addition, the Company is committed to a variety of clinical and laboratory studies in connection with its gel-filled and saline-filled mammary implants and other products.



Research and development expenses were 7.3% of net sales in fiscal 2001, an increase from 6.7% in the prior year. The increase was attributable to spending on the Company's ongoing clinical studies related to silicone gel mammary implants. In May 2000, the Company received FDA approval for saline-filled breast implants and, in July 2000 received similar regulatory clearance on inflatable penile implants.

INTEREST AND OTHER INCOME AND EXPENSE

Interest expense increased to $859 thousand in fiscal 2002, from $276 thousand in fiscal 2001. In January 2001, the Company acquired the assets of South Bay Medical LLC. Approximately $7 million of the purchase price was recorded as a long-term accrued liability at net present value. In December 2001, an additional $1.7 million of long-term accrued liability was recorded at net present value related to the acquisition of certain intangible rights from ProSurg, Inc. Imputed interest on these liabilities is charged to interest expense. This imputed interest and balances outstanding on several lines of credit established to facilitate operating cash flow needs at our foreign subsidiaries accounted for the increase in interest expense over the prior year. In fiscal 2002, $196 thousand of interest incurred on a line of credit to finance the construction of a new foreign manufacturing facility was capitalized.

Interest expense increased to $276 thousand in fiscal 2001, from $34 thousand in fiscal 2000. In the first quarter of fiscal 2001, the Company borrowed and repaid $6 million to temporarily fund its stock repurchase program. During the fourth quarter of fiscal 2001, the Company borrowed $14 million to fund its acquisition of Porgès S.A. There were no borrowings in fiscal 2000, and the Company repaid $4 million borrowed in 1999 to temporarily fund the stock repurchase program.

Interest income decreased from $4.2 million in 2001 to $2.2 million in fiscal 2002. The decrease is due to lower cash and marketable security balances, lower prevailing interest rates on short-term investments, and a shift in the Company's investment strategy from taxable commercial paper which has a higher pretax yield to tax free municipal bonds and similar tax advantaged investment vehicles which currently have a higher after-tax yield.

Interest income increased to $4.2 million in 2001 from $3.0 million in fiscal year 2000. The increase is a result of higher cash balances from operations and $59 million in proceeds from the sale of the assets of the ophthalmic business reported as discontinued operations which was only available for investment part of fiscal 2000. Further, the Company increased its use of fully taxable investments, which have a higher coupon rate and also benefited from higher prevailing interest rates.

Other income, net primarily includes gains or losses on sales of marketable securities, disposal of assets, and foreign currency gains or losses related to the Company's foreign operations. In fiscal 2000, the Company recorded a $3 million permanent impairment of its equity investment in Intracel Corporation. This impairment charge was offset by realized gains on the disposition of marketable securities recorded as long-term marketable securities available for sale. During fiscal 2002, the Company recorded an additional $3 million write-down of the Company's investment in Intracel Corporation upon its bankruptcy filing. At March 31, 2002 the investment in Intracel Corporation is carried at no value. Other income, net for fiscal 2002, also includes a one-time gain of $700 thousand related to the settlement of a dispute with Paradigm Medical Industries, a one-time foreign exchange gain of $720 thousand on the repayment of the 15 million euro loan to partially fund the acquisition of Porgès S.A., the realized gains on the disposition of long-term marketable securities available-for-sale of $1.3 million.

In fiscal year 2001, the Company recorded a $1 million realized gain on the disposition of marketable securities recorded as long-term marketable securities available for sale.

INCOME TAXES

The effective rate of corporate income taxes was 29.4% for fiscal 2002 and 31.6% for fiscal 2001. The decrease in the effective tax rate from fiscal 2001 to fiscal 2002 is a result of a higher proportion of income from foreign operations with lower tax rates, increased tax-exempt interest income, tax credits related to research and development, and a refund received in the fourth quarter of fiscal year 2002 related to the amendment of prior year tax returns for the Company's foreign sales corporation.

The effective rate of corporate income taxes was approximately 31.6% for fiscal 2001, a slight decrease from the fiscal 2000 rate of 32.0%.



DISCONTINUED OPERATIONS

In December 1998, the Company announced a restructuring plan as part of a strategic initiative to improve the profitability and competitiveness of the ophthalmic segment of its business by reducing manufacturing costs and concentrating on those products and markets capable of sustained, long-term profitable growth. During the implementation of this plan, the Board of Directors authorized management to divest of the assets and product lines of the ophthalmic business segment. The divestiture was substantially completed in fiscal 2000 resulting in income from discontinued operations, net of tax, of $7.7 million. In fiscal 2001, the Company recorded $260 thousand of income from discontinued operations, net of tax of $140 thousand, from the resolution of certain liabilities for amounts less than recorded at the time of the sale of discontinued assets.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations for fiscal 2002 was $42 million, compared to $32 million for the previous year, an increase of $10 million or 30%. Increased sales, primarily from the Porgès S.A. acquisition in February 2001, lower cost of goods sold and lower operating expenses as a percentage of net sales, and a tax refund increased net income, while the write-down of the Company's investment in Intracel Corporation and lower investment income reduced net income.

Income from continuing operations for fiscal 2001 was $32 million, compared to $29 million for the previous year. Increased sales, lower operating expenses, and increased interest income contributed to the increase. Fiscal 2001 income from discontinued operations, net of income taxes, was $260 thousand related to the resolution of certain liabilities for amounts less than recorded at the time of disposal.

INFLATION

The Company does not believe inflation has had a material impact on the Company's operations over the three-year period ended March 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash, cash equivalents and short-term marketable securities of $75 million and $64 million at March 31, 2002 and 2001, respectively. During the three years ended March 31, 2002, liquidity needs have been satisfied principally by cash flow from operations and, to a lesser extent from borrowings under the Company's line of credit. Despite significant acquisition and stock repurchase activities, the Company maintained its strong cash and financial position throughout fiscal 2002.

At March 31, 2002, working capital was $127 million compared to $112 million the previous year. The Company generated $58 million of cash from continuing operations during fiscal 2002, compared to $42 million the previous year. Increased income from continuing operations, and increases in accounts payable and accrued liabilities contributed to the increased cash flow. These amounts were partially offset by an increase in accounts receivable and inventory.

During fiscal 2002, the Company invested $15 million in manufacturing equipment, information technology systems, and in a new manufacturing facility in Leiden, the Netherlands. The Company anticipates investing approximately $15 million in fiscal 2003 to complete the new facility in Leiden, invest in an existing facility, purchase production equipment and upgrade and replace information technology systems.

The Company receives cash from the exercise of employee stock options. Employee stock option exercises provided $6.9 and $2.5 million of cash in fiscal 2002 and fiscal 2001, respectively. Proceeds from the exercise of employee stock options will vary from period to period based upon, among other factors, fluctuations in the market value of the Company's common stock relative to the exercise price of such options.

The Company's Board of Directors has authorized an ongoing stock repurchase program. The objectives of the program, among other items, are to offset the dilutive effect of the Company's employee stock option program, provide liquidity to the market and to reduce the overall number of shares outstanding. Repurchases are subject to market conditions and cash availability. During fiscal 2002, the Company repurchased 732 thousand shares for consideration of $18.7 million. The Company intends to continue the share repurchase program in fiscal 2003 and 1.6 million shares remain authorized for repurchase.



Certain technologies related to the manufacture of mammary prostheses were developed under a 1983 agreement with a limited partnership whereby the limited partners contributed funds towards the development of the technology in exchange for payments based upon a percentage of future sales of the products utilizing the technology. The Company paid approximately $2 million in such payments in fiscal 2000 to the partnership. The Company was the general partner for this partnership. The agreement included an option to purchase the technology and thereby terminate the partnership. In fiscal 2001, the Company exercised its option to make a lump sum payment to the limited partners in lieu of all future payments and rights according to the Agreement of Purchase and Sale between Mentor Corporation and the partnership, as amended. The limited partners could elect to be paid in cash, the Company's common stock, or a combination. This transaction was completed in the second quarter ended September 30, 2000. The limited partners elected to be paid $1.0 million in cash and 434 thousand shares of the Company's common stock. The stock, transfer of which is restricted by Rule 144, was valued at its fair market value on the date of issuance, of approximately $9 million. The decrease in payments to the partners will be offset by the increased amortization of the new intangible asset and the additional common shares outstanding, thus having a neutral effect on earnings per share.

In January 2001, the Company completed the acquisition of South Bay Medical, a development stage company focused on the development of a new technology for a computer-based workstation and automated cartridge-based needle loading system for use in Brachytherapy procedures. The total consideration included $2 million in cash, 235,293 restricted shares of the Company's common stock having a fair market value of $4 million, and $13.6 million to be paid in cash or the Company's common stock over the next several years. These future payments have been recorded as an acquisition obligation liability at net present value ($11.2 million at March 31, 2002), and will continue to increase as imputed interest is recorded. Approximately $5.9 million of the acquisition obligation liability is to be paid in shares of the Company's common stock valued at fair market value on the date of issuance.

In February 2001, the Company acquired Porgès S.A., subsidiary of Sanofi-Synthélabo headquartered in Paris, and with manufacturing facilities in Sarlat, France. Porgès holds a leading market share for urological products in France and has strong market position throughout Europe. The cash consideration paid for Porgès S.A. was $32 million.

In December 2001, Company entered into several agreements with ProSurg, Inc. to purchase certain patent rights and a supply of a bio-absorbable co-polymer product to be used in the surgical treatment of incontinence. The total consideration included $2.0 million in cash and $2.7 million in short and long-term payments due over the next several years. The future payments have been recorded as an acquisition obligation liability at net present value and will increase with imputed interest to $3.0 million due over the next several years.

The Company has a secured line of credit ("$25M Credit Agreement") for borrowings up to $25 million, which accrue interest at the prevailing prime rate or at a mark-up over LIBOR at the Company's discretion. The $25M Credit Agreement includes certain covenants that, among other things, limit the dividends the Company may pay and requires maintenance of certain levels of tangible net worth and debt service ratios. During fiscal 2002, the Company used the $25M Credit Agreement to guarantee the secured loan of a vendor, in the amount of $5.3 million,to facilitate the ramp up of production capacity related to a new product. Accordingly, although there were no borrowings outstanding under the $25M Credit Agreement at March 31, 2002, only $19.7 million was available for additional borrowings.

In addition, in February 2001, several lines of credit were established with local foreign lenders to facilitate operating cash flow needs at our foreign subsidiaries. These lines are at market rates of interest, unsecured, guaranteed by Mentor Corporation, and total $5.0 million, of which $4.4 million was outstanding, and $.6 million was available at March 31, 2002.

In fiscal 2002, a line of credit of $5.6 million was established to finance the construction of a new facility in Leiden, the Netherlands. The borrowings accrue interest at EURIBOR plus 0.75% and are secured by the new facility and other assets in the Netherlands. $4.8 million was outstanding and $.8 million was available under this line at March 31, 2002. The line of credit provides for conversion to a term loan at prevailing interest rates when construction of the new facility is completed.

At March 31, 2002, the total of short-term borrowings under all lines of credit was $9.5 million and the weighted-average interest rate was 4.10%. The total amount of additional borrowings available to the Company under all lines of credit was $21.1 million and $12.1 million at March 31, 2002 and 2001, respectively. At March 31, 2001, $16.6 million was outstanding under these lines of credit at a weighted average borrowing rate of 5.96%.

Since 1995, the Company has paid a quarterly cash dividend of $.025 per share. On February 13, 2001, the Board of Directors approved an increase in the quarterly cash dividend to $.03 per share, an increase of 20%. At the current rate of $.12 per year, the aggregate annual dividend would equal approximately $2.8 million. It is the Company's intent to continue to pay dividends for the foreseeable future subject to among other things, Board approval, cash availability and alternative cash needs. The $25M Credit Agreement limits the aggregate amount of dividends payable in any year to one-half of the net income of the preceding year.

On May 6, 2002, the Company announced that it had completed the acquisition of the urology business of Portex Ltd., a subsidiary of Smiths Group plc. The acquired business manufactures and markets incontinence and ostomy products primarily for the home healthcare market. The cash consideration paid for Portex Ltd. was $10.5 million from available cash balances.

The following table summarizes contractual cash and other commercial commitments at March 31, 2002:

(IN THOUSANDS)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
CONTRACTUAL CASH OBLIGATIONS					
Operating leases	$ 40,668	$ 3,971	$ 12,138	$ 7,691	$ 16,868
Total Contractual Cash Obligations	$ 40,668	$ 3,971	$ 12,138	$ 7,691	$ 16,868
COMMERCIAL COMMITMENTS					
Lines of credit	$ 9,470	$ 9,470	$ -	$ -	$ -
Guarantees	5,300	5,300	-	-	-
Other commercial commitments	18,355	4,675	11,151	700	1,829
Total Commercial Commitments	$ 33,125	$ 19,445	$ 11,151	$ 700	$ 1,829

In addition the Company, in the ordinary course of business, has at any one time, purchase orders for raw materials and other supplies, which may in aggregate be significant but for which usage does not exceed one year.

The Company's principal source of liquidity at March 31, 2002 consisted of $75 million in cash, cash equivalents and short-term marketable securities, plus $21 million available under the existing lines of credit. The Company believes that funds generated from operations, its cash, cash equivalents and marketable securities and funds available under its line of credit agreements will be adequate to meet its working capital needs and capital expenditure investment requirements and commitments for at least the next 12 months. However, it is possible that the Company may need to raise additional funds to finance its activities beyond the next 12 months or to consummate acquisitions of other business, products or technologies. Additional funds could be raised by selling equity or debt securities to the public or to selected investors, or by borrowing money from financial institutions. In addition, even though the Company may not need additional funds, it may still elect to sell additional equity or debt securities or obtain credit facilities for other reasons. The Company may not be able to obtain additional funds on terms that would be favorable to our shareholders and the Company, or at all. If additional funds are raised by issuing additional equity securities or convertible debt securities, the ownership percentage of existing shareholders would be reduced. In addition, the equity or debt securities issued by the Company may have rights, preferences or privileges senior to those of the Company's common stock.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Except for the historical information contained herein, the matters discussed in this Management's Discussion are forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Actual results may differ significantly from the discussion of such matters in the forward-looking statements.

Due to the nature of the Company's products and business, the Company has been and will be involved in various legal actions arising in the course of business, some of which involve product liability and intellectual property claims. With respect to product liability issues, the litigation and regulatory risks will continue to exist even with respect to those products that have received or in the future may receive regulatory approval for commercial sale. It is possible that adverse results arising from product liability or intellectual property actions, as well as adverse results arising from regulatory or administrative proceedings, could negatively affect the Company's future results of operations.

The Company has been and may be in the future the subject of negative publicity, which can arise from various sources, ranging from the news media to legislative and regulatory investigations. There can be no assurance that such negative publicity will not result in a material adverse effect on the Company's future financial position, its results of operations or the market price of its stock. In addition, significant negative publicity could result in an increase in product liability claims.

The Company's products, development activities and manufacturing processes are subject to extensive and rigorous regulation by the FDA. The FDA regulates the introduction, manufacturing, labeling and record-keeping procedures for medical devices. The process of obtaining marketing clearance and approval from the FDA for new products and existing products can be time-consuming and expensive, and there is no assurance that such clearances or approvals will be granted or that FDA review will not involve delays that would adversely affect the Company's ability to commercialize additional products or additional applications for existing products. In addition, certain of the Company's products that are in the research and development stage may be subject to a lengthy and expensive pre-market approval process with the FDA. Product approvals by the FDA can also be withdrawn due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial approval. The FDA could also limit or prevent the manufacture or distribution of the Company's products and has the power to require the recall of such products. The FDA regulations depend heavily on administrative interpretation, and there can be no assurance that future interpretations made by the FDA or other regulatory bodies will not adversely affect the Company. The FDA, various state agencies and foreign regulatory agencies inspect the Company and its facilities from time to time to determine whether the Company is in compliance with various regulations including manufacturing practices, validation, testing, quality control, product labeling, and reporting. The FDA also reviews promotional materials for compliance with requirements. A determination that the Company is in violation of such regulations could lead to imposition of penalties, product recalls, consent decrees, product seizures, civil penalties, or prosecution.

As a manufacturer of medical devices, the Company's manufacturing processes and facilities are subject to regulation and review by international regulatory agencies for products sold internationally. The Company has obtained a CE mark (CE marking indicates conformity to the Medical Device Directives) for its products sold in Europe by demonstrating compliance with the ISO 9001, EN46001 and ISO13485 international quality system standards. Medical device laws and regulations are also in effect in some of the other countries to which the Company exports its products. These range from comprehensive device approval requirements for some or all of the Company's medical device products to requests for product data or certifications. Failure to comply with these international regulatory standards and requirements could affect the Company's ability to market and sell its products in these markets and have a significant negative impact on sales and results of operations.

A significant portion of the Company's product sales are sold to health care providers whose costs are reimbursed by third-party payers including the Medicare and Medicaid programs and private payers, such as group health insurance programs and managed care plans. The Company's products are sold principally to hospitals, physicians, home health care suppliers, and others that receive reimbursement for the products and services they provide from these third-party payers. As a result, demand for the Company's products is dependent in part on the coverage and reimbursement policies of these third-party payers. The Company's product revenue and results of operations could be affected negatively if third-party payers discontinue or limit reimbursement for use of the Company's products, or if other treatment options are perceived to be more profitable.

Each of the Company's major business segments operates its manufacturing, warehousing and research and development activities in a single facility. While the Company has some limited protection in the form of basic insurance coverage, the Company's operating results and financial condition would be materially adversely affected in the event of a fire or similar catastrophe.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign exchange rates. The Company generally does not use derivative instruments.

The Company maintains a portfolio of highly liquid cash equivalents, with maturities of three months or less from the date of purchase. The Company also has current marketable securities, consisting primarily of municipal bonds and commercial paper that are of limited credit risk and have contractual maturities of less than two years. Given the short-term nature of these investments, the Company is not subject to significant interest rate risk.

A portion of the Company's operations consists of sales activities in foreign markets. The Company manufactures its products primarily in the United States and Europe and sells them outside the U.S. through a combination of international distributors and wholly owned sales offices. Sales to third-party distributors and to the wholly owned sales offices are transacted in U.S. dollars or in Euros. The sales offices invoice their customers in their local currency.

As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in those foreign markets. The principal exposure on sales to third-party distributors stems from the potential for weak economic conditions in the foreign market, thus weakening the foreign currency, decreasing the customer's buying power and potentially decreasing the Company's sales. The Company's exposure on sales to its subsidiaries consists of (1) the exposure related to a weakening local currency when payment of the related payables are made resulting in more local currency to pay off the U.S. denominated payable than when it was originally recorded, thus lowering the subsidiaries' earnings, and (2) the exposure that upon translation of the subsidiaries' monthly financial statements, a weakening local currency would cause sales made in local currency to be recorded in a lower amount of U.S. dollars than if the currency had been stable as compared to the U.S. dollar. However, in the latter instance, operating expenses would also be translated at lower amounts and, accordingly, the effect on net income would be mitigated. The Company does not currently hedge any of these exposures.


28
P.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
MENTOR CORPORATION

We have audited the accompanying consolidated balance sheets of Mentor Corporation as of March 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mentor Corporation at March 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Los Angeles, California
May 13, 2002

CONSOLIDATED

BALANCE SHEETS

YEARS ENDED MARCH 31, (IN THOUSANDS)	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,398	$ 63,854
Marketable securities	14,106	584
Accounts receivable, net of allowance for doubtful accounts of $3,870 in 2002 and $3,578 in 2001	64,786	57,427
Inventories	47,404	46,721
Deferred income taxes	11,950	10,116
Prepaid expenses and other	12,488	9,331
Total current assets	211,132	188,033
Property and equipment, net	54,656	51,149
Intangible assets, net	37,588	37,773
Goodwill, net	9,155	6,547
Long-term marketable securities and investments	11,752	5,704
Other assets	353	1,631
	$ 324,636	$ 290,837
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Account payable and accrued liabilities	$ 70,423	$ 55,246
Income taxes payable	3,979	2,992
Dividends payable	704	710
Short-term bank borrowings	9,470	16,624
Total current liabilities	84,576	75,572
Deferred income taxes	3,009	8,268
Long-term accrued liabilities	12,873	10,691
Commitments and contingencies		
Shareholders' equity:		
Common Stock, $.10 par value: Authorized - 50,000,000 shares; Issued and outstanding – 23,472,952 shares in 2002; 23,671,770 shares in 2001;	2,347	2,367
Capital in excess of par value	-	7,625
Accumulated other comprehensive income (loss)	(6,487)	(4,282)
Retained earnings	228,318	190,596
	224,178	196,306
	$ 324,636	$ 290,837

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED

STATEMENTS OF INCOME

YEAR ENDED MARCH 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001	2000
Net sales	$ 321,062	$ 268,894	$ 249,345
Costs and expenses:			
Cost of sales	130,455	104,696	94,658
Selling, general, and administrative	111,285	100,379	98,555
Research and development	21,806	19,632	16,701
Restructuring charge	-	2,400	-
	263,546	227,107	209,914
Operating income	57,516	41,787	39,431
Interest expense	(859)	(276)	(34)
Interest income	2,217	4,209	2,982
Other income, net	342	829	10
Income from continuing operations before income taxes	59,216	46,549	42,389
Income taxes	17,396	14,731	13,563
Income from continuing operations	41,820	31,818	28,826
Income from discontinued operations, net of income taxes	-	260	7,713
Net income	$ 41,820	$ 32,078	$ 36,539
Basic earnings per share:			
Continuing operations	$ 1.77	$ 1.35	$ 1.18
Discontinued operations	-	0.01	0.32
Basic earnings per share	$ 1.77	$ 1.36	$ 1.50
Diluted earnings per share:			
Continuing operations	$ 1.71	$ 1.32	$ 1.16
Discontinued operations	-	0.01	0.30
Diluted earnings per share	$ 1.71	$ 1.33	$ 1.46

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

(IN THOUSANDS)	COMMON SHARES OUTSTANDING		COMMON STOCK $.10 PAR VALUE		ACCUMULATED CAPITAL IN EXCESS OF PAR VALUE		OTHER COMPREHENSIVE INCOME (LOSS)		RETAINED EARNINGS		TOTAL
BALANCE MARCH 31, 1999	24,549	$	2,455	$	21,502	$	(261)	$	134,922	$	158,618
Comprehensive income:											
Net income	-		-		-		-		36,539		36,539
Foreign currency translation adjustment	-		-		-		(1,553)		-		(1,553)
Unrealized gain on investments	-		-		-		4,137		-		4,137
Comprehensive income											39,123
Exercise of stock options	572		57		5,608		-		-		5,665
Income tax benefit arising from the exercise of stock options	-		-		2,077		-		-		2,077
Repurchase of common stock	(912)		(91)		(19,311)		-		-		(19,402)
Dividends declared ($.10 per share)	-		-		-		-		(2,439)		(2,439)
BALANCE MARCH 31, 2000	24,209	$	2,421	$	9,876	$	2,323	$	169,022	$	183,642
Comprehensive income:											
Net income	-		-		-		-		32,078		32,078
Foreign currency translation adjustment	-		-		-		(2,217)		-		(2,217)
Unrealized loss on investments	-		-		-		(4,388)		-		(4,388)
Comprehensive income											25,473
Exercise of stock options	286		29		2,458		-		-		2,487
Issuance of common stock in acquisition of intangible assets	435		43		9,079		-		-		9,122
Issuance of common stock in acquisition of South Bay Medical LLC	235		24		3,976		-		-		4,000
Income tax benefit arising from the exercise of stock options	-		-		2,133		-		-		2,133
Repurchase of common stock	(1,493)		(150)		(19,897)		-		(8,022)		(28,069)
Dividends declared ($.105 per share)	-		-		-		-		(2,482)		(2,482)
BALANCE MARCH 31, 2001	23,672	$	2,367	$	7,625	$	(4,282)	$	190,596	$	196,306



CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDER'S EQUITY (CONTINUED)

(IN THOUSANDS)	COMMON SHARES OUTSTANDING	COMMON STOCK $.10 PAR VALUE	CAPITAL IN EXCESS OF PAR VALUE	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	TOTAL
Comprehensive income:						
Net income	-	-	-	-	41,820	41,820
Foreign currency translation adjustment	-	-	-	(2,015)	-	(2,015)
Unrealized loss on investments	-	-	-	(190)	-	(190)
Comprehensive income						39,615
Exercise of stock options	533	53	6,777	-	-	6,830
Income tax benefit arising from the exercise of stock options	-	-	2,975	-	-	2,975
Repurchase of common stock	(732)	(73)	(17,377)	-	(1,265)	(18,715)
Dividends declared ($.12 per share)	-	-	-	-	(2,833)	(2,833)
BALANCE MARCH 31, 2002	23,473	$ 2,347	$ -	$ (6,487)	$ 228,318	$ 224,178

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED STATEMENTS OF
CASH FLOWS

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
CASH FROM OPERATING ACTIVITIES:			
Income from continuing operations	$ 41,820	$ 31,818	$ 28,826
Adjustments to derive cash flows from continuing operating activities:			
Depreciation	9,982	8,528	7,760
Amortization	3,866	1,812	973
Deferred income taxes	(4,799)	(1,438)	529
Tax benefit from exercise of stock options	2,975	2,133	2,077
Loss (gain) on sale of assets	456	(64)	401
Imputed interest on long-term liabilities	512	-	-
(Gain) loss on long-term marketable securities and investment write-downs, net	301	(1,142)	(134)
Changes in operating assets and liabilities:			
Accounts receivable	(8,366)	2,144	(7,879)
Inventories and other current assets	(5,338)	(3,063)	(5,645)
Accounts payable and accrued liabilities	16,025	3,173	11,631
Income taxes payable	997	(1,810)	(4,994)
Net cash provided by continuing operating activities	58,431	42,091	33,545
Net cash provided by (used for) discontinued operating activities	-	260	(8,557)
Net cash provided by operating activities	58,431	42,351	24,988
CASH FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(15,094)	(7,457)	(9,195)
Purchases of intangibles	(166)	(2,710)	(2,240)
Purchases of marketable securities	(161,200)	(75,552)	(50,715)
Sales of marketable securities	140,329	129,870	3,757
Acquisitions, net of cash acquired	(4,347)	(32,896)	-
Other, net	(46)	(56)	(1,028)
Net cash (used for) provided by continuing investing activities	(40,524)	11,199	(59,421)
Net cash provided by discontinued investing activities	-	-	59,392
Net cash (used for) provided by investing activities	(40,524)	11,199	(29)
CASH FROM FINANCING ACTIVITIES:			
Repurchase of common stock	(18,715)	(28,069)	(19,402)
Proceeds from exercise of stock options	6,830	2,487	5,665
Dividends paid	(2,839)	(2,380)	(2,442)
Borrowings under line of credit agreements	6,825	19,953	-
Repayments under line of credit agreements	(13,372)	(6,000)	(4,000)
Net cash used for financing activities	(21,271)	(14,009)	(20,179)
Effect of currency exchange rates on cash and cash equivalents	(92)	-	-
Increase (decrease) in cash and cash equivalents	(3,456)	39,541	4,780
Cash and cash equivalents at beginning of year	63,854	24,313	19,533
Cash and cash equivalents at end of year	$ 60,398	$ 63,854	$ 24,313
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Income taxes	$ 18,945	$ 14,009	$ 8,365
Interest	$ 645	$ 152	$ 51
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES			
Issuance of common stock in acquisition of South Bay Medical	$ -	$ 4,000	$ -
Issuance of common stock in acquisition of intangible assets	$ -	$ 9,122	$ -
Liabilities accrued related to the acquisition of intangible assets	$ 2,685	$ 10,720	$ -

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES

TO CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

Mentor Corporation was incorporated in April 1969. The Company develops, manufactures and markets a broad range of products for the medical specialties of plastic and general surgery and urology. The Company's products are sold to hospitals, physicians and through various health care dealers, wholesalers, and retail outlets. The results of operations for the discontinued ophthalmic segment of the business are presented as discontinued operations and not included in continuing operations.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. For those subsidiaries where the Company owns less than 100%, the outside shareholders' interests are treated as minority interests. All intercompany accounts and transactions have been eliminated. Certain prior year amounts in previously issued financial statements have been reclassified to conform to the current year presentation. Financial information presented in the Notes to Consolidated Financial Statements excludes discontinued operations, except where noted.

CASH EQUIVALENTS, MARKETABLE SECURITIES, AND LONG-TERM MARKETABLE SECURITIES AND INVESTMENTS

All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents.

The Company considers its marketable securities available-for-sale as defined in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Realized gains and losses and declines in value considered to be other than temporary are included in income. The cost of securities sold is based on the specific identification method. For short-term marketable securities, there were no material realized or unrealized gains or losses nor any material differences between estimated fair values, based on quoted market prices, and the costs of securities in the investment portfolio as of March 31, 2002 and 2001. Short-term investments, except auction rate securities, mature between three months and one year from the purchase date. The Company's short-term marketable securities consist primarily of U.S., state and municipal government obligations auction rate securities, and investment grade corporate obligations including commercial paper. Auction rate securities carry interest or dividend rates that reset every 28 days but have contractual maturities of greater than one year.

The Company's long-term marketable securities and investments include investments in Federal Home Loan Bank and Mortgage Association bonds (FHLA bonds) with maturities of two to four years. During fiscal 1998, the Company made a $6 million equity investment in Intracel Corporation as part of an agreement to develop a bladder cancer treatment. The investment was valued at cost as quoted market prices were not available. During fiscal 2000, the Company recorded a $3 million charge to other income related to the investment. In September 2001, Intracel filed for protection under Chapter 11 of the Bankruptcy Code. After evaluation of the filing, the Company recorded an additional $3 million write-down as a charge to other income in the quarter ending December 31, 2001. As a result of these two write-downs, the investment in Intracel is now recorded at no value. The Company recorded a one-time gain in other income for the quarter ending December 31, 2001 upon the receipt of 350,000 shares of Paradigm in settlement of a stock registration dispute. The shares were valued at $700,000 based upon the quoted price on the date received.

During the year ended March 31, 2002, the Company sold a portion of its NASI and Paradigm securities and realized a pre-tax gain of $1.3 million, which is reflected in other income, net.

Available-for-sale investments at March 31, 2002 were as follows:

(IN THOUSANDS)	ADJUSTED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Cash balances	$ 11,417	$ -	$ -	$ 11,417
Bank time deposits	1,175	-	-	1,175
Money market mutual funds	48,981	-	-	48,981
Marketable equity securities	2,076	774	-	2,850
U.S., State and Municipal agency obligations	21,653	-	(98)	21,555
Corporate debt securities	278	-	-	278
Investment in Intracel	-	-	-	-
Total available-for-sale investments	$ 85,580	$ 774	$ (98)	$ 86,256
Included in cash and cash equivalents	$ 60,398	$ -	$ -	$ 60,398
Included in current marketable securities	14,106	-	-	14,106
Included in long-term marketable securities and investments	11,076	774	(98)	11,752
Total available-for-sale investments	$ 85,580	$ 774	$ (98)	$ 86,256

Available-for-sale investments at March 31, 2001 were as follows:

(IN THOUSANDS)	ADJUSTED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Cash balances	$ 24,309	$ -	$ -	$ 24,309
Bank time deposits	25	-	-	25
Money market mutual funds	9,545	-	-	9,545
Marketable equity securities	1,737	1,339	(372)	2,704
U.S., State and Municipal agency obligations	284	-	-	284
Corporate debt securities	30,275	-	-	30,275
Investment in Intracel	3,000	-	-	3,000
Total available-for-sale investments	$ 69,175	$ 1,339	$ (372)	$ 70,142
Included in cash and cash equivalents	$ 63,854	$ -	$ -	$ 63,854
Included in current marketable securities	584	-	-	584
Included in long-term marketable securities and investments	4,737	1,339	(372)	5,704
Total available-for-sale investments	$ 69,175	$ 1,339	$ (372)	$ 70,142

CONCENTRATIONS AND CREDIT RISK

The Company obtains certain raw materials and components for a number of its products from single suppliers. In most cases the Company's sources of supply could be replaced if necessary without undue disruption, but it is possible that the process of qualifying new materials and/or vendors for certain raw materials and components could cause a material interruption in manufacturing or sales. No material interruptions occurred during the last fiscal year.

The Company grants credit terms in the normal course of business to its customers, primarily hospitals, doctors and distributors. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined through review of their current credit information. The Company continuously monitors collections and payments from customers and maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Estimated losses are based on historical experience and any specific customer collection issues identified. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales. No customer accounted for more than 10% of the Company's revenues or accounts receivable balance for any periods presented.



REVENUE RECOGNITION

In the United States and in those countries where the Company has sales offices, the Company employs specialized direct sales employees. The Company also markets its products through distributors in those countries where it does not have a sales office or for certain products, particularly its disposable incontinence products, through a domestic network of independent hospital supply dealers and healthcare distributors and through retail pharmacies.

The Company recognizes product revenue, net of discounts, returns, and rebates in accordance with SFAS 48, "Revenue Recognition When the Right of Return Exists," and SAB No. 101. As required by these standards, revenue can be recorded when persuasive evidence of a sales arrangement exists, delivery has occurred, the buyer's price is fixed or determinable, contractual obligations have been satisfied, and collectibility is reasonably assured. These requirements are met, and sales and related cost of sales are recognized primarily upon the shipment of products, or in the case of consignment inventories, upon the notification of usage by the customer. The Company records estimated reductions to revenue for customer programs and other volume-based incentives. Should customer participation in these programs exceed that estimated by the Company, additional reductions to revenue may be required. The Company also allows credit for products returned within its policy terms. The Company records an allowance for estimated returns, based on historical experience, recent gross sales levels and any notification of pending returns, at the time of sale. Should the actual returns exceed those estimated by the Company, additional reductions to revenue and cost of sales may be required.

INVENTORIES

Inventories are stated at the lower of cost or market, cost determined by the FIFO method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is based on the useful lives of the properties and computed using the straight-line method. Buildings are depreciated over 30 years, furniture and equipment over 3 to 10 years and leasehold improvements over the shorter of their estimated remaining lives or lease term. Significant improvements and betterments are capitalized while maintenance and repairs are charged to operations as incurred.

INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of values assigned to patents, licenses and trademarks. These are stated at cost less accumulated amortization and are amortized over their economic useful life ranging from 3 to 20 years using the straight-line method. Accumulated amortization of intangibles was $9,090,000 at March 31, 2002 and $5,564,000 at March 31, 2001. The excess purchase cost over fair value of net identifiable assets acquired, goodwill, has been amortized on a straight-line basis over 15 to 40 years. Accumulated amortization of goodwill was $2,127,000 at March 31, 2002 and $1,882,000 at March 31, 2001. The Company assesses on an ongoing basis the recoverability of goodwill and intangibles based on estimates of future undiscounted cash flows for the applicable business compared to net book value. If the future undiscounted cash flow estimates were less than net book value, then the net book value would then be reduced to fair value based on an estimate of discounted cash flow.

INCOME TAXES

Deferred income taxes are provided on the temporary differences between income for financial statement and tax purposes. The Company has not recorded a valuation allowance on its deferred tax assets as management believes that it is more likely than not that all deferred tax assets will be realized.

STOCK BASED COMPENSATION

SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation expense for stock options at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB Opinion 25"), "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, the Company has provided pro forma disclosures of the earnings per share as determined under the provision of SFAS 123.

ADVERTISING EXPENSES

The Company expenses media advertising costs as incurred or where applicable, upon first showing. Advertising expenses for $1.4 million, $3.3 million and $7.2 million in 2002, 2001, and 2000, respectively. There were no significant capitalized advertising costs as of March 31, 2002, 2001 and 2000.

FOREIGN OPERATIONS

Export sales to independent distributors, principally to Canada and Western Europe, were $12,227,000, $14,175,000 and $16,121,000 in 2002, 2001 and 2000, respectively. In addition, $88,572,000, $44,182,000 and $33,241,000 of sales in 2002, 2001 and 2000, respectively, were from the Company's direct international sales offices primarily in Canada and Western Europe. Income before income taxes for foreign operations was $8,099,000, $6,384,000 and $6,416,000 for fiscal 2002, 2001 and 2000, respectively.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The assets and liabilities of certain non-U.S. subsidiaries whose "functional" currencies are other than the U.S. Dollar are translated at current rates of exchange. Revenue and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded directly into accumulated other comprehensive income (loss). Transaction gains and losses, other than intercompany debt deemed to be of a long-term nature, are included in net income in the period they occur. Transaction exchange gains and losses were immaterial in 2002, 2001 and 2000. The Company's use of derivatives is not significant and is only on a limited basis.

DERIVATIVE INSTRUMENTS

The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives to be recorded as assets or liabilities at fair value. Changes in derivative fair values will either be recognized in earnings, offset against changes in the fair value of the related hedged assets, liabilities and firm commitments or, for forecasted transactions, recorded as a component of accumulated other comprehensive income in shareholders' equity until the hedge transactions occur and are recognized in earnings. The Company's use of derivatives is not significant and is only on a limited basis.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS 142. Under SFAS 142, goodwill will no longer be amortized but will be subject to annual impairment tests. Other intangible assets, except those with indefinite lives, will continue to be amortized over their useful lives. These standards were effective for acquisitions made after June 30, 2001 and will be effective for the Company on April 1, 2002 for acquisitions made prior to June 30, 2001.

The absence of goodwill amortization is expected to result in an increase in pretax income of approximately $730,000 ($0.02 per diluted share) in fiscal 2003. The Company will perform the first of the impairment tests of goodwill as of April 1, 2002 and has not yet determined what effect the outcome of these tests will have on the Company's financial statements. Impairment tests of goodwill will be performed annually thereafter.

In August 2001, the FASB issued SFAS No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 retained substantially all of the requirements of SFAS 121 while resolving certain implementation issues. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with early application encouraged. The Company will adopt SFAS 144 beginning in the quarter ending June 30, 2002 and is currently evaluating the impact of the adoption of SFAS 144.

USE OF ESTIMATES

Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and judgments that affect amounts and disclosures reported in the financial statements. Actual results could differ from those estimates.

NOTE B - INVENTORIES

Inventories at March 31 consisted of:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001
Raw materials	$ 10,194	$ 7,212
Work in process	9,908	9,564
Finished goods	27,302	29,945
	$ 47,404	$ 46,721

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment at March 31 consisted of:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001
Land	$ 429	$ 405
Buildings	14,601	14,350
Leasehold improvements	24,030	17,580
Furniture, fixtures and equipment	63,860	60,143
Construction in progress	6,032	4,200
	108,952	96,678
Less accumulated depreciation and amortization	(54,296)	(45,529)
	$ 54,656	$ 51,149

NOTE D - OTHER COMPREHENSIVE INCOME

Other comprehensive income includes the net change in unrealized gains (losses) on available-for-sale securities as follows:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
Unrealized gains (losses) arising during period, net of taxes of $347, ($1,963) and $3,257, respectively	$ 641	$ (3,646)	$ 6,043
Reclassification adjustments for gains realized in net income, net of taxes of $448, $400 and $1,026, respectively	(831)	(742)	(1,906)
Change in net unrealized gains (losses) on securities	$ (190)	$ (4,388)	$ 4,137

Accumulated other comprehensive income which is included in the Company's shareholders' equity at March 31 consisted of:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001
Net unrealized gains on securities	$ 439	$ 629
Foreign currency translation adjustments	(6,926)	(4,911)
Accumulated other comprehensive income (loss)	$ 6,487	$ (4,282)

NOTE E - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES AND LONG-TERM ACCRUED LIABILITIES

Accounts payable and accrued liabilities at March 31 consisted of:

(IN THOUSANDS)	2002	2001
Trade accounts payable	$ 17,558	$ 14,731
Warranty and related reserves	16,252	12,062
Accrued compensation	15,129	11,062
Sales returns	7,806	4,913
Current portion of purchase price related to acquired technologies and acquisitions	4,675	3,675
Accrued royalties	637	1,150
Other	8,366	7,653
	$ 70,423	$ 55,246

Long-term accrued liabilities at March 31 consisted of:

(IN THOUSANDS)	2002	2001
Accrued acquisition liabilities - South Bay Medical	$ 7,517	$ 7,045
Accrued acquisition liabilities - ProSurg, Inc.	1,726	-
Deferred compensation	3,579	3,599
Other	51	47
	$ 12,873	$ 10,691

NOTE F - SHORT-TERM BANK BORROWINGS

CREDIT AGREEMENT

As of March 31, 2001 and 2002, the Company had a secured line of credit ("$25M Credit Agreement"), for borrowings up to $25 million, which accrue interest at the prevailing prime rate or at a mark-up over LIBOR at the Company's discretion. The $25M Credit Agreement includes certain covenants that, among others, limit the dividends the Company may pay and requires maintenance of certain levels of tangible net worth and debt service ratios. In February 2001, the Company borrowed $14.1 million under the $25M Credit Agreement at an effective interest rate of 6.4% annually, to partially fund its acquisition of Porgès S.A. In May 2001, the Company repaid the $14.1 million borrowing under the $25M Credit Agreement. However, during fiscal year 2002, the Company used the $25M Credit Agreement to guarantee the secured loan of a vendor to facilitate the ramp up of production capacity related to a new product in the amount of $5.3 million. Accordingly, although there were no borrowings outstanding under the $25M Credit Agreement at March 31, 2002, only $19.7 million was available for additional borrowings.

FOREIGN LINES OF CREDIT

In addition, in February 2001, several lines of credit were established at a local level to facilitate operating cash flow needs at our foreign subsidiaries. These lines are at market rates of interest, unsecured, guaranteed by Mentor Corporation and total $5.0 million and $3.7 million at March 31, 2002 and 2001, respectively. Total borrowed and outstanding under these lines were $4.4 million and $2.5 million at March 31, 2002 and 2001, respectively. The amount available for additional borrowing was $.6 million and $1.2 million at March 31, 2002 and 2001, respectively.

In fiscal year 2002, a line of credit of $5.6 million to finance the construction of a new facility in the Netherlands was established. The borrowings accrue interest at EURIBOR plus 0.75% and are secured by the new facility and other assets in the Netherlands. $4.8 million was borrowed and outstanding under this line at March 31, 2002 and $0.8 million was available for additional borrowings.

Outstanding borrowings under all credit arrangements had a weighted-average interest rate of 4.10% and 5.96% at March 31, 2002 and 2001, respectively. A total of $21.1 million and $12.1 million was available under the $25M Credit Agreement and the foreign lines of credit at March 31, 2002 and 2001, respectively.

NOTE G - STOCK OPTIONS

The Company has granted options to key employees and non-employee directors under its 2000 Plan and 1991 Plan. Options granted under both plans are exercisable in four equal annual installments beginning one year from the date of grant, and expire ten years from the date of grant. Options are granted at the fair market value on the date of grant. Activity in the stock option plans during fiscal 2002, 2001 and 2000 was as follows:

AT MARCH 31 OPTIONS OUTSTANDING	NUMBER OF SHARES	WEIGHTED AVERAGE PRICE PER SHARE
Balance March 31, 1999	2,379,786	$ 5.04
Granted	613,000	15.84
Exercised	(577,659)	10.15
Canceled or terminated	(184,750)	19.99
Balance March 31, 2000	2,230,377	$ 16.12
Granted	1,453,550	16.39
Exercised	(286,119)	8.69
Canceled or terminated	(523,527)	18.70
Balance March 31, 2001	2,874,281	$ 16.53
Granted	965,750	26.87
Exercised	(599,017)	14.81
Canceled or terminated	(226,780)	17.88
Balance March 31, 2002	3,014,234	$ 20.05

At March 31, 2002, the Company had one Plan under which stock options were available, the Amended 2000 Long-term Incentive Plan (2000 Plan), approved by the Company's shareholders on October 19, 2000 and amended by vote of the shareholders September 14, 2001. At March 31, 2002, the 2000 Plan had options for 192,000 shares granted and outstanding, and 2,808,000 shares available for grant. The 1991 Plan had options for 2,822,234 shares granted and outstanding at March 31, 2002. No additional options can be granted under the 1991 Plan.

Information regarding stock options outstanding at March 31, 2002 is as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
PRICE RANGE	NUMBER OF SHARES	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	AVERAGE EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Under $ 17.00	1,485,234	7.04 years	$ 14.67	582,571	$ 12.56
$17.00 to $ 27.00	1,396,500	7.78 years	$ 24.82	445,053	$ 22.01
Over $ 27.00	132,500	7.92 years	$ 29.98	52,500	$ 29.66

At March 31, 2002, 2001 and 2000, stock options to purchase 1,080,124, 1,186,595 and 1,202,852 shares, respectively, were exercisable at weighted-average prices of $17.28, $16.27 and $13.78, respectively.



Stock option exercise prices are set at the closing price of the Company's common stock on the date of grant and the related number of shares granted is fixed at that point in time. Therefore, under the principles of APB Opinion 25, the Company does not recognize compensation expense associated with the grant of stock options. SFAS 123 requires the use of an option valuation model to provide supplemental information regarding options granted after fiscal 1995. Pro forma information regarding net income and earnings per share shown below were determined as if the Company had accounted for its employee stock options under the fair value method of that statement.

The weighted average fair values of stock option granted were estimated at the date of grant using the Black-Scholes option valuation model and the following assumptions:

YEAR ENDED MARCH 31,	2002	2001	2000
Weighted average fair value of stock options granted	$ 15.84	$ 10.12	$ 8.67
Risk-free interest rate	4.6%	6.4%	5.5%
Expected life (in years)	7.2	7.5	7.5
Expected volatility	0.550	0.557	0.524
Expected dividend yield	0.4%	0.6%	0.7%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. The Company's employee stock options have characteristics significantly different from those of traded options such as vesting restrictions and extremely limited transferability. In addition, the assumptions used in option valuation models are highly subjective, particularly the expected stock price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized ratably over the option's vesting period. The pro forma effect on net income is not representative of the pro forma effect on net income in future years because compensation expense in future years will reflect the amortization of a larger number of stock options granted in several succeeding years. The Company's pro forma information is as follows (in thousands, except per share information):

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
Net income: as reported	$ 41,820	$ 32,078	$ 36,539
Net income: pro forma	$ 37,444	$ 28,838	$ 33,812
Basic earnings per share: as reported	$ 1.77	$ 1.36	$ 1.50
Basic earnings per share: pro forma	$ 1.58	$ 1.22	$ 1.39
Diluted earnings per share: as reported	$ 1.71	$ 1.33	$ 1.46
Diluted earnings per share: pro forma	$ 1.56	$ 1.18	$ 1.36

NOTE H - INCOME TAXES

Income tax expense from continuing operations consists of the following:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
Current:			
Federal	$ 17,763	$ 15,605	$ 10,650
Foreign	1,621	1,411	1,036
State	1,617	1,166	1,348
	21,001	18,182	13,034
Deferred:			
Federal	(2,796)	(2,936)	521
Foreign	(467)		
State	(342)	(515)	8
	(3,605)	(3,451)	529
	$ 17,396	$ 14,731	$ 13,563

The reconciliation of the federal statutory rate to the Company's effective rate for continuing operations is as follows:

YEAR ENDED MARCH 31,	2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State taxes net of federal tax benefit	1.4	1.6	1.8
Non-taxable interest and dividends	(0.1)	(0.1)	(0.1)
Research and development credit	(2.1)	(2.1)	(2.0)
Foreign Sales Corporation/ETI	(2.4)	(1.0)	(1.1)
Foreign operations	(2.5)	(2.0)	(1.9)
Non-deductible goodwill	0.1	0.1	0.2
Other	-	0.1	0.1
	29.4%	31.6%	32.0%

Significant components of the Company's deferred tax liabilities and assets at March 31 are as follows:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001
Deferred tax liabilities:		
Tax over book depreciation	$ (445)	$ (1,106)
Unrealized gain on long-term marketable securities	(237)	(2,363)
Porgès book over tax basis	(3,680)	4,799)
	(4,362)	(8,268)
Deferred tax assets:		
Book liabilities not deductible for tax	10,656	9,162
Inventory	890	1,056
Profit in inventory of foreign subsidiaries	1,757	1,260
	13,303	11,478
Net deferred tax assets	$ 8,941	$ 3,210

At March 31, 2002, foreign earnings of $12,510,000 have been retained indefinitely by subsidiary companies for reinvestment, on which no U.S. tax has been provided. If repatriated, additional taxes of approximately $4,379,000 on these earnings, net of applicable foreign tax credit carry-forwards, would be due.

NOTE I - ACQUISITIONS

PORGÈS S.A.

On February 9, 2001, the Company purchased all of the outstanding shares of Porgès S.A. ("Porgès") from Sanofi-Synthélabo. Porgès is a manufacturer of urological products supplying a complete range of products for the urological surgeon, including diagnostic tools and various devices for surgery and postoperative follow-up. The Company paid $32 million in consideration for all outstanding shares of Porgès and all of its foreign sales offices.

The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible net assets acquired on the basis of their respective fair values on the acquisition date. The fair value of assets acquired was determined based upon an internal valuation and by using a combination of methods, including an income approach for the intellectual properties and replacement cost for tangible assets.

The total purchase price was preliminarily allocated during fiscal year 2001 to tangible assets of $46,224,000, intangible assets of $4,241,000, customer base of $895,000, workforce-in-place of $1,885,000 and goodwill of $2,414,000, offset by accrued liabilities of $18,363,000 and deferred income tax liabilities of $4,799,000. In fiscal year 2002, the Company completed its review and evaluation of the technology and received a purchase price adjustment of $653,000 upon resolution of certain financial measurements. As a result of the completion of the Company's review and purchase price adjustment, the purchase price allocation was adjusted as follows: tangible assets decreased $656,000 to $45,568,000, goodwill was increased by $1,237,000 to $3,651,000, deferred taxes were increased by $651,000 to $4,148,000 and workforce-in-place was decreased by $1,885,000 to zero as it has been included in goodwill.

Goodwill has been amortized over its estimated useful life of 15 years. The other acquired intangible assets are being amortized over their estimated useful lives of 5 to 15 years. In accordance with SFAS 142, the Company will no longer amortize goodwill beginning April 1, 2002.

The following unaudited pro forma financial information presents the combined results of continuing operations of the Company and Porgès as if the acquisition had occurred as of the beginning of each period presented, after giving effect to certain adjustments, including amortization of goodwill and intangible assets.

YEAR ENDED MARCH 31, (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2001	2000
Net sales	$ 307,674	$ 296,244
Net income	$ 31,055	$ 28,051
Pro forma earnings per share:		
Basic	$ 1.31	$ 1.15
Diluted	$ 1.28	$ 1.12

The pro forma results are not necessarily indicative of those that would have actually occurred had the acquisitions taken place at the beginning of the periods presented.



SOUTH BAY MEDICAL LLC

On January 19, 2001, the Company purchased the assets of South Bay Medical LLC (South Bay), a company focused on the development of a new computer-based workstation and automated cartridge-based needle loading system for use in brachytherapy procedures. The acquisition was accounted for as a purchase with the results of operations included in the Company's financial statements from the date of acquisition. Pro forma results for fiscal 2001 and 2000, assuming the acquisition occurred at the beginning of the period, would not be materially different from the results reported. The Company paid $2,000,000 in cash and issued restricted common stock valued at $4 million on the date of purchase. Additional purchase price payments will be made to South Bay over the next several years as the workstation sales are made. The net present value of these amounts is recorded at March 31, 2002, in accrued liabilities ($3,675,000) and in long-term accrued liabilities ($7,045,000) as the Company believes it is probable these payments will be paid. The purchase price allocation included $16,820,000 allocated to patents and other intangibles that will be amortized over a period not to exceed 15 years using the straight-line method. The related acquisition agreement also provides for certain other contingent amounts to be paid to South Bay which will be expensed as earned based upon future sales levels.

The majority of the shares of South Bay are owned by individuals, who are now employees of the Company, and their spouses. These employees have directly benefited from the past payments of cash and common stock to South Bay and will benefit as future payments are made based on workstation and brachytherapy seed sales. No amounts were paid in fiscal year 2002.

PARTNERSHIP TECHNOLOGIES

Certain technologies related to the manufacture of mammary prostheses were developed under a 1983 agreement with a limited partnership whereby the limited partners contributed funds towards the development of the technology in exchange for payments based upon a percentage of future sales of the products utilizing the technology. The Company paid to the partnership approximately $2 million of these payments in fiscal 2000. The Company was the general partner for this partnership. The agreement included an option to purchase the technology and thereby terminate the partnership. During the year ended March 31, 2001, the Company exercised its option to make a lump sum payment to the limited partners in lieu of all future payments and rights according to the Agreement of Purchase and Sale between Mentor Corporation and the Partnership, as amended. The limited partners could elect to be paid in cash, the Company's common stock, or a combination thereof. This transaction was completed on August 14, 2000. The limited partners elected to be paid $1 million in cash and 434,000 thousand shares of the Company's common stock that had a value of $9 million. As a result of this purchase, the Company recorded an intangible asset of $10 million that will be amortized using the straight-line method over its estimated useful life of 20 years.

BYRON MEDICAL, INC.

In December 2001, the Company paid $3 million for 51% of the outstanding shares of Byron Medical, Inc. The Company had previously purchased 49% of the shares in 1998, and now owns all outstanding shares. The purchase price allocation included goodwill of $2.1 million and net assets of $900,000. Byron Medical, Inc. is located in Tucson, Arizona and specializes in the distribution of liposuction equipment and disposables.

PROSURG, INC.

In December 2001, the Company entered into several agreements with ProSurg, Inc. to acquire certain patent rights and obtain a source of supply of a bio-absorbable co-polymer for $2 million in cash and an obligation to pay an additional $3 million upon the achievement of certain milestones. The purchase price was allocated to intangible assets and a short-term obligation of $1 million was recorded for the first milestone payment and a long-term obligation of $1.7 million, the net present value of the later milestones, was recorded as the Company believes it is probable these payments will be paid.



NOTE J - EARNINGS PER SHARE

A reconciliation of weighted average shares outstanding, used to calculate basic earnings per share, to weighted average shares outstanding assuming dilution, used to calculate diluted earnings per share, follows:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
Weighted average outstanding shares: basic	23,639	23,627	24,384
Shares issuable through exercise of stock options	824	559	700
Weighted average outstanding shares: diluted	24,463	24,186	25,084

Shares issuable through options are determined using the treasury stock method.

Options to purchase 64,767, 1,488,825, and 980,525 shares with exercise prices greater than the average market prices of common stock were outstanding during the years ended March 31, 2002, 2001 and 2000, respectively. These options were excluded from the respective computations of diluted earnings per share because their effect would be anti-dilutive.

NOTE K - COMMITMENTS

The Company leases certain facilities under non-cancelable operating leases with unexpired terms ranging from 1 to 12 years. Most leases contain renewal options. Rental expense for these leases was $4.1 million, $3.3 million and $3.6 million for fiscal 2002, 2001 and 2000, respectively.

Future minimum lease payments under lease arrangements at March 31, 2002 are as follows:

(IN THOUSANDS)	
2003	$ 3,971
2004	4,028
2005	4,025
2006	4,085
2007	3,914
Thereafter	20,645
Total	$ 40,668

During fiscal year 2002, the Company used the $25M Credit Agreement to guarantee the secured loan of a vendor, in the amount of $5.3 million, to facilitate the ramp up of production capacity related to a new product. The loan is secured by the vendor's assets and the Company believes that there is adequate collateral in the case of a default. However, if the vendor does default for any reason the Company would be liable for the loan.

NOTE L - RELATED PARTY TRANSACTIONS

Since 1991, the Company has had an exclusive license agreement with Rochester Medical Corporation ("Rochester") to market and distribute certain external catheter products developed by Rochester. The Company purchased $860,000, $59,000 and $101,000 of product from Rochester in 2002, 2001 and 2000, respectively. Several officers/founders of Rochester, a public company, are siblings of the Chairman of Mentor Corporation. The Chairman derived no financial or other benefit from transactions between the Company and Rochester.

SOUTH BAY MEDICAL LLC

See Note I - South Bay Medical LLC for a description of amounts owed to certain employees of the Company related to the acquisition of South Bay.



NOTE M - CONTINGENCIES

Warranty and product liability claims are a regular and ongoing aspect of the medical device industry. At any one time, the Company is subject to claims against it and is involved in litigation. These actions can be brought by an individual, or by a group of patients purported to be a class action. The Company carries product liability insurance on all its products, except silicone gel-filled implants, which are only available within the United States through a controlled clinical study. This insurance is subject to certain self-insured retention and other limits of the policy, exclusions and deductibles that the Company believes to be appropriate.

In addition, the Company also offers warranty coverage on some of its products. The Company provides an accrual for the estimated cost of product warranties and product liability claims at the time revenue is recognized. Such accruals are based on estimates, which are based on relevant factors such as historical experience, the warranty period, estimated costs, levels of insurance and insurance retentions, identified product quality issues, if any, and to a limited extent, information developed by the insurance company using actuarial techniques. These accruals are analyzed periodically for adequacy. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the warranty obligation is affected by reported rates of product problems as well as the costs incurred in correcting product problems. The Company has recorded warranty and related reserves of $16,252,000 and $12,062,000 at March 31, 2002 and 2001, respectively, to cover the cost of anticipated warranty and product liability claims.

In 1998, the Company learned that the FDA's Office of Criminal Investigations ("OCI") was conducting an investigation involving the Company. The Company understood that the investigation was dormant until April 2000 when OCI issued a letter requesting that the Company provide OCI with manufacturing data and other corporate records, which the Company subsequently provided to OCI. The Company cooperated fully with the OCI investigation. The OCI declined to identify the specific focus of its investigation involving the Company, and the Company has had no direct contact with OCI regarding the investigation since January 2001 when certain documents were requested. It is not possible to predict the outcome of this investigation at this time or its potential impact on the Company. The Company believes that it is in compliance with all applicable laws, rules and regulations.

The Securities and Exchange Commission (SEC) informed the Company that it was investigating, under a formal order of investigation, the events relating to the March 23, 2000 USA Today article entitled "Breast Implant Manufacturer Under Investigation by the FDA," which was authored by Rita Rubin, and the March 23, 2000 press release issued by Mentor responding to that article, and possibly other matters. The Company cooperated fully with the SEC's investigation. In May 2002, the Company received notification from the SEC 's Division of Enforcement that "This investigation has been terminated and no enforcement action has been recommended to the Commission."

In addition, in the ordinary course of its business, the Company experiences various types of claims that sometimes result in litigation or other legal proceedings. The Company does not anticipate that any of these proceedings will have a material adverse effect on the Company.

NOTE N - RESTRUCTURING CHARGES AND DISCONTINUED OPERATIONS

During fiscal 2001, the Company announced a reduction in corporate staff at its headquarters in Santa Barbara as part of a restructuring move to streamline operations and improve efficiency. Employees affected by the restructuring were provided with a severance package, outplacement counseling and extended benefits to help with the transition. This program resulted in a restructuring charge included in general and administrative expenses of $2.4 million. Substantially all amounts related to the restructuring charge were paid by March 31, 2001.

In December 1998, Mentor announced a restructuring plan as part of a strategic initiative to improve the profitability and competitiveness of its ophthalmic business by reducing manufacturing costs and concentrating on those products and markets capable of sustained, long-term profitable growth.

During the implementation of this plan, the Board of Directors authorized management to evaluate potential buyers for the product lines of the ophthalmic business segment. In March 1999, the Company adopted a plan to dispose of its ophthalmic business segment. During the quarter ended June 30, 1999, the Company completed the sale of the assets of the intraocular lens business, for cash consideration of $38.4 million and recorded a related gain of $7.5 million, net of $3.8 million in income taxes. On October 4, 1999, the Company completed the sale of the remaining assets of the ophthalmic equipment business for cash consideration of $21 million and recorded a related gain after income taxes of $1.1 million.



Consistent with the plan to dispose of its ophthalmic business segment, the net assets and operations of the ophthalmic segment of the business, comprised of the intraocular lens products and ophthalmic equipment product lines, have been classified as discontinued operations.

The results of discontinued operations for the two years ending March 31, 2001 and 2000 are as follows:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2001	2000
Revenues	$ -	$ 14,660
Income before income taxes	400	169
Income tax expense	(140)	(973)
Income (loss) from discontinued operations	260	(804)
Gain from disposal, net of income taxes of $ 8,933	-	8,517[1]
Income from discontinued operations	$ 260	$ 7,713

[1] Income taxes as a percent of the income before income taxes, and the gain from disposal are higher than the statutory income tax rate due to non-deductible goodwill included in the sale and Puerto Rico tollgate taxes arising from the repatriation of earnings. Remaining assets and liabilities related to discontinued operations at March 31, 2002 and 2001 are nominal.

NOTE O - BUSINESS SEGMENT INFORMATION

The Company's operations are principally managed and reported on a product basis. There are three reportable segments: aesthetic and general surgery, surgical urology, and clinical and consumer healthcare. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that certain expenses such as interest and certain corporate expenses are not allocated to the segments.

The aesthetic and general surgery products segment consists primarily of breast implants, tissue expanders and the Company's body contouring equipment and disposables. The surgical urology segment includes penile implants, surgical incontinence products and brachytherapy seeds for the treatment of prostate cancer. The clinical and consumer healthcare segment includes catheters and other products for the management of urinary incontinence and retention.



Selected financial information for the Company's reportable segments for the years ended March 31, is as follows:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
NET SALES			
Aesthetic and General Surgery	$ 163,091	$ 157,122	$ 150,334
Surgical Urology	94,341	62,264	52,794
Clinical and Consumer Healthcare	63,630	49,508	46,217
Total consolidated revenues	$ 321,062	$ 268,894	$ 249,345

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
OPERATING PROFIT			
Aesthetic and General Surgery	$ 49,516	$ 34,792	$ 32,994
Surgical Urology	6,945	6,405	6,729
Clinical and Consumer Healthcare	11,927	8,897	8,388
Total reportable segments	$ 68,388	$ 50,094	$ 48,111

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
IDENTIFIABLE ASSETS			
Aesthetic and General Surgery	$ 95,763	$ 84,363	$ 76,649
Surgical Urology	88,488	82,152	27,672
Clinical and Consumer Healthcare	43,506	41,302	27,032
Total reportable segments	$ 227,757	$ 207,817	$ 131,353

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
Depreciation and amortization			
Aesthetic and General Surgery	$ 3,617	$ 3,160	$ 2,934
Surgical Urology	4,400	1,676	1,043
Clinical and Consumer Healthcare	2,808	2,599	2,515
Total reportable segments	10,825	7,435	6,492
Corporate and other	3,023	2,905	2,241
	$ 13,848	$ 10,340	$ 8,733

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
CAPITAL EXPENDITURES			
Aesthetic and General Surgery	$ 12,782	$ 3,782	$ 1,452
Surgical Urology	5,017	1,385	2,333
Clinical and Consumer Healthcare	1,561	2,105	855
Total reportable segments	19,360	7,272	4,640
Corporate and other	492	3,033	6,805
	$ 19,852	$ 10,305	$ 11,445

The following tables reconcile segment information to the amounts shown on the consolidated financial statements.

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
OPERATING PROFIT FROM CONTINUING OPERATIONS			
Reportable segments	$ 68,388	$ 50,094	$ 48,111
Corporate operating loss	(10,872)	(8,307)	(8,680)
Interest expense	(859)	(276)	(34)
Interest income	2,217	4,209	2,982
Other income	342	829	10
Income from continuing operations before taxes	$ 59,216	$ 46,549	$ 42,389

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
IDENTIFIABLE ASSETS			
Reportable segments	$ 227,757	$ 207,817	$ 131,353
Corporate and other	98,163	83,020	99,353
Consolidated assets	$ 325,920	$ 290,837	$ 230,706

Selected financial information for the Company's operations by geographic area is as follows:

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
GEOGRAPHIC AREA REVENUE			
United States	$ 220,264	$ 210,370	$ 199,982
Foreign	100,798	58,524	49,363
Consolidated total	$ 321,062	$ 268,894	$ 249,345

YEAR ENDED MARCH 31, (IN THOUSANDS)	2002	2001	2000
GEOGRAPHIC AREA LONG-LIVED ASSETS			
United States	$ 71,627	$ 72,272	$ 42,948
Foreign	29,771	23,197	1,97
Consolidated total	$ 101,398	$ 95,469	$ 44,924

NOTE P - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of unaudited quarterly results of operations.

	QUARTER			
YEAR ENDED MARCH 31, 2002 (IN THOUSANDS, EXCEPT PER SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
Net sales	$ 81,144	$ 74,347	$ 78,975	$ 86,596
Gross profit	48,413	42,729	46,870	52,595
Income from continuing operations	14,299	11,856	14,787	16,574
Net income	10,290	8,489	9,817	13,224
Basic earnings per share:				
Continuing operations	$ 0.43	$ 0.35	$ 0.42	$ 0.57
Discontinued operations	-	-	-	-
Basic earnings per share	$ 0.43	$ 0.35	$ 0.42	$ 0.57
Diluted earnings per share:				
Continuing operations	$ 0.42	$ 0.34	$ 0.41	$ 0.54
Discontinued operations	-	-	-	-
Diluted earnings per share	$ 0.42	$ 0.34	$ 0.41	$ 0.54

YEAR ENDED MARCH 31, 2001	FIRST	SECOND	THIRD	FOURTH
Sales, as originally reported	$ 66,785	$ 60,349	$ 60,978	$ 77,874
Reclassification of outbound shipping costs to cost of sales	750	689	623	846
Net sales	67,535	61,038	61,601	78,720
Gross profit	41,834	37,092	38,448	46,824
Income from continuing operations	8,333	6,023	7,178	10,284
Income (loss) from discontinued operations	-	-	-	260
Net income	8,333	6,023	7,178	10,544
Basic earnings per share:				
Continuing operations	$ 0.35	$ 0.25	$ 0.31	$ 0.44
Discontinued operations	-	-	-	0.01
Basic earnings per share	$ 0.35	$ 0.25	$ 0.31	$ 0.45
Diluted earnings per share: Continuing operations	$ 0.34	$ 0.25	$ 0.30	$ 0.43
Discontinued operations	-	-	-	0.01
Diluted earnings per share	$ 0.34	$ 0.25	$ 0.30	$ 0.44

NOTE Q - EVENT SUBSEQUENT TO MARCH 31, 2002 (UNAUDITED)

On May 6, 2002, the Company announced that it had completed the acquisition of the urology business of Portex Ltd., a subsidiary of Smiths Group plc. The acquired business, now named Mentor Medical Ltd. manufactures and markets incontinence and ostomy products primarily for the home healthcare market. The products are sold mainly in the UK, Germany and the Netherlands. The acquisition was valued at 7.25 million sterling, or about $10.5 million, and was paid in cash.



VALUATION AND QUALIFYING
ACCOUNTS AND RESERVES

(IN THOUSANDS) COL. A	COL. B	COL. C		COL. D	COL. E
		ADDITIONS			
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	CHARGED TO OTHER ACCOUNTS	DEDUCTIONS	BALANCE AT END OF PERIOD
Year Ended March 31, 2002					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 3,578	$ 2,374	$ (259)	$ 1,823	$ 3,870
Liability Reserves:					
Warranty and related reserves	$ 12,062	$ 8,337	$ -	$ 4,147	$ 16,252
Accrued sales returns and allowances	4,913	2,893	-	-	7,806
	$ 16,975	$ 11,230	$ -	$ 4,147	$ 24,058
Year Ended March 31, 2001					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 2,976	$ 1,569	$ 219	$ 1,186	$ 3,578
Liability Reserves:					
Warranty and related reserves	$ 6,563	$ 9,463	$ -	$ 3,964	$ 12,062
Accrued sales returns and allowances	6,401	-	-	1,488	4,913
	$ 12,964	$ 9,463	$ -	$ 5,452	$ 16,975
Year Ended March 31, 2000					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 2,072	$ 1,888	$ -	$ 984	$ 2,976
Liability Reserves:					
Warranty and related reserves	$ 4,248	$ 6,515	$ -	$ 4,200	$ 6,563
Accrued sales returns and allowances	5,126	1,275	-	-	6,401
	$ 9,374	$ 7,790	$ -	$ 4,200	$ 12,964



CORPORATE DIRECTORY

SENIOR MANAGEMENT

Christopher J. Conway
President and
Chief Executive Officer

Adel Michael
Executive Vice President
Chief Financial Officer, Treasurer
and Secretary

Eugene G. Glover
Senior Vice President
Advanced Development

Josh H. Levine
Senior Vice President
Global Sales & Marketing, Aesthetics

Maher Michael, M.D.
Vice President, Medical Director

Bobby K. Purkait
Senior Vice President
Science and Technology &
New Business Development

Clarke L. Scherff
Vice President
Regulatory Compliance

Peter H. Shepard
Senior Vice President
Global Sales & Marketing, Urology

Cathy S. Ullery
Vice President
Human Resources

BOARD OF DIRECTORS

Christopher J. Conway
Chairman of the Board
and Founder
Mentor Corporation
DIRECTOR SINCE 1969

Walter W. Faster
Former Vice President Corporate
Growth and Development
General Mills, Inc.
DIRECTOR SINCE 1980

Eugene G. Glover
Senior Vice President
Advanced Development
and Founder
Mentor Corporation
DIRECTOR SINCE 1969

Michael Nakonechny
President
NAK Associates Corporation
DIRECTOR SINCE 1980

Ronald J. Rossi
Chairman and Chief Executive Officer
LoJack Corporation
Previously held various executive
positions with The Gillette Company
DIRECTOR SINCE 2000

Dr. Richard W. Young
Former Chairman and Chief Executive
Officer of Mentor O&O
(acquired by Mentor Corporation
in 1990)
DIRECTOR SINCE 1990

A WORD ABOUT CORPORATE GOVERNANCE

- Mentor's Board is made up of a majority of outside independent directors who have no business or financial relationship with the Company other than in their capacity as directors and shareholders.
- The audit, compensation, stock option and nominating committees are composed entirely of independent directors.
- Shareholders must approve all stock option plans and equity compensation.
- Mentor has no consulting or non-audit relationship with its independent auditors.

We thought you'd like to know.



MARKET FOR REGISTRANT'S
COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The common stock of the Company is traded on the Nasdaq National Market under the symbol MNTR. There are approximately 17 market makers for the Company's stock. The following table sets forth for the period indicated the high and low sale prices for the common stock reported on the Nasdaq National Market.

YEAR ENDED MARCH 31, 2001	HIGH	LOW
Quarter ended June 30, 2000	$ 28.25	$ 14.31
Quarter ended September 30, 2000	28.00	15.75
Quarter ended December 31, 2000	20.38	15.69
Quarter ended March 31, 2001	23.88	18.25
YEAR ENDED MARCH 31, 2002	**HIGH**	**LOW**
Quarter ended June 30, 2001	$ 28.34	$ 22.13
Quarter ended September 30, 2001	31.44	23.94
Quarter ended December 31, 2001	30.20	23.05
Quarter ended March 31, 2002	36.08	28.08

ADDRESS CHANGES

Shareholders with address changes should contact the Transfer Agent.

OWNERSHIP

According to the records of the Company's transfer agent, there were approximately 1,031 holders of record of the Company's Common Stock on June 18, 2002. However, the majority of shares are held by brokers and other institutions on behalf of shareholders in approximately 5,000 accounts. The actual number of total shareholders may be less due to shareholders holding accounts at more than one institution. Officers and directors of the Company own about 5 percent of the shares currently outstanding.

DIVIDENDS

Since 1994, the Company has paid a quarterly cash dividend at the rate of $.025 per share. In February 2001, the Board of Directors increased the quarterly dividend to $.03 per share.

ANNUAL MEETING

The annual meeting of stockholders will be held at 10 a.m. on Thursday, September 12, 2002, at the Minneapolis Hilton and Towers, 1001 Marquette Avenue, Minneapolis, Minnesota.

FORM 10-K

Shareholders may obtain, without charge, a copy of the Company's Form 10-K annual report as filed with the Securities and Exchange Commission for the year ended March 31, 2002, by writing to Mentor Corporation.

INVESTOR INQUIRIES

Please direct all inquiries to:

Investor Relations
Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111 USA
(805) 879-6082

Investor Relations can also be contacted through our website www.mentorcorp.com under Investor Relations.

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
(877) 777-0800

AUDITORS

Ernst & Young LLP

This Annual Report contains certain forward-looking statements that involve risk and uncertainty. Such forward-looking statements are characterized by future or conditional verbs and include statements regarding new and existing products, technologies and opportunities, market and industry segment growth and demand, and acceptance of new and existing products. Such statements are only predictions and our actual results may differ materially from those anticipated in these forward-looking statements. Factors that may cause such differences include, but are not limited to, increased competition, changes in product demand, changes in market acceptance, new product development, obtaining FDA approval of new and existing products, changes in government regulation, supply of raw materials, changes in reimbursement practices, adverse results of litigation and other risks identified in this Annual Report or in other documents filed by the company with the Securities and Exchange Commission. The company assumes no obligation to update forward-looking statements as circumstances change.

MENTOR
AROUND THE WORLD

With 3 overseas manufacturing facilities, 12 overseas direct sales offices with almost 200 customer service and sales representatives, plus another 140 independent distributors, we've grown Mentor into a truly global company. Net results: $100 million – fully 1/3 of our business – in international sales. Which is how we're expanding our markets – as well as yours.

CORPORATE HEADQUARTERS

Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111
(805) 879-6000
www.mentorcorp.com







UNITED STATES OPERATIONS

Minnesota Operations
1601 West River Road North
Minneapolis, MN 55411
Timothy Palmer, Vice President

Mentor Automated Systems
9727 Valley View Road
Eden Prairie, MN 55344
George Hoedeman, President

Texas Operations
3041 Skyway Circle North
Irving, TX 75038
Andrew G. Tymkiw, Vice President

Byron Medical, Inc.
602 W. Rillito Street
Tucscon, AZ 85705
Byron Economidy, President

INTERNATIONAL OPERATIONS

Mentor Medical Systems Australia, Pty. Ltd.
Unit 2/935 Station Street
Box Hill North Victoria 3129
Australia
Alex Jarvis, General Manager

Porgès Benelux
Schaliënhoevedreef 20/A
2800 Mechelen
Belgium
Paul Lemoine, General Manager

Mentor Medical Systems Canada, Inc.
1333 Boundary Road, #10
Oshawa, Ontario L1J 6Z7
Canada
Rick Sherman, General Manager

Mentor Medical Systems France, S.A.
Centre d'Affaires La Boursidiere
92357 Le Plessis Robinson Cedex
France
Hervé Stievenart, General Manager

Porgès S.A.
Centre d'Affaires La Boursidiere
92357 Le Plessis Robinson Cedex
France
Jean-Louis Gauthier, President

Porgès S.A.
BP 89 -- Le Pontet
24203 Sarlat Cedex
France
Hervé Perez, Plant Manager

Mentor Deutschland GmbH
Porgès GmbH
Ludwigsforum
Ludwigstrasse 45/Haus C
D-85399 Hallbergmoos
Germany
Wolfgang Steimel, General Manager

Mentor Medical Italia S.r.l.
Porgès S.r.l.
Via Olmetto, 7
20123 Milano
Italy
Pino Columbo, General Manager (Aesthetics)
Paolo Valenti, General Manager (Urology)

Porgès Co. Ltd.
Minamiyama Bldg. 2F
10-6, Hirakawa-cho 2-chome
Chiyoda-ku
Tokyo 102-0093
Japan
Umeda Mitsuzo, General Manager

Mentor Benelux B.V.
Pampuslaan 1
1382 JM Weesp
The Netherlands
Ad van Velthoven, General Manager

Mentor Medical Systems B.V.
Zernikedreef 2
2333 CL Leiden
The Netherlands
Adri Hoogwerf, Managing Director

Porgès, Lda
Rua Alfredo Keil, N°13-3°F
2704-510 Amadora
Portugal
Angelo Maria, General Manager

Mentor Medical Systems Iberica, S.L.
C/Rodriguez Marin
88 - Bajo DRCHA
28016 Madrid
Spain
Jose Luis Echavarria, General Manager

Porgès S.L.
C/Torrent de I'Olla, 220, 2°, 4ª
08012 Barcelona
Spain
Angelo Maria, General Manager

Mentor Medical Ltd., U.K.
Peter Road, Unit 7
Lancing
West Sussex BN15 8TJ
United Kingdom
Hugh McLeod, Managing Director

Mentor Medical Systems Ltd., U.K.
Porgès U.K. Ltd.
The Woolpack, Church Street
Wantage, Oxon, OX12 8BL
United Kingdom
Penny Morgan, General Manager (Aesthetics)
John Tharme, General Manager (Urology)

Design: McNulty & Co. www.mcnultyco.com Editorial: Richard Huvard


MENTOR

LIVING LONGER, AGING GRACEFULLY

MENTOR CORPORATION 201 Mentor Drive Santa Barbara, CA 93111 USA (805) 879-6000 www.mentorcorp.com